SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20

State Registration 10146326-50

Publicly-Held Company - CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

Quarterly Financial Information

March / 2015

	SUMMARY
QUARTERLY FINANCIAL INFORMATION		3
Balance Sheets 3
Statements of Financial Position		4
Statements of Income		5
Statements of Comprehensive Income		6
Statements of Changes in Equity		7
Statements of Cash Flows		8
Statements of Cash Flows		9
Statements of Added Value		10
NOTES TO THE QUARTELY FINANCIAL INFORMATION		12
1	Operations	12
2	Preparation basis	12
3	Significant Accounting Policies	13
4	Cash and Cash Equivalents	14
5	Bonds and Securities	14
6	Collaterals and Escrow Accounts	15
7	Trade Accounts Receivable	16
8	CRC Transferred to the State Government of Paraná	17
9	Net Sectorial financial assets	18
10	Accounts receivable related to the concession	20
11	Accounts receivable related to the concession extension	20
12	Other Receivables	21
13	Inventories	22
14	Income Tax, Social Contribution and Other Taxes	22
15	Judicial Deposits	26
16	Related parties	27
17	Investments	29
18	Property, Plant and Equipment	34
19	Intangible Assets	36
20	Payroll, Social Charges and Accruals	36
21	Suppliers	37
22	Loans and Financing	38
23	Debentures	44
24	Post-Employment Benefits	45
25	Customer Charges Due	46
26	Research and Development and Energy Efficiency	47
27	Accounts Payable related to concession - Use of Public Property	48
28	Other Accounts Payable	49
29	Provision for litigation and contingent liabilities	49
30	Equity	54
31	Operating Revenues	55
32	Operating Costs and Expenses	57
33	Financial Results	61
34	Operating segments	62
35	Financial Instruments	66
36	Related Party Transactions	79
37	Insurance	83
INDEPENDENT AUDITORS’ REVIEW REPORT		84

QUARTERLY FINANCIAL INFORMATION

Balance Sheets

as of March 31, 2015 and December 31, 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note	Parent Company		Consolidated
		03.31.2015	12.31.2014	03.31.2015	12.31.2014
CURRENT ASSETS
Cash and cash equivalents	4	18,953	34,862	1,132,473	740,131
Bonds and securities	5	156	152	280,390	459,115
Collaterals and escrow accounts	6	-	-	8,326	13,497
Trade accounts receivable	7	-	-	2,762,703	2,178,816
Dividends receivable	16.1	205,507	383,866	28,209	26,332
CRC transferred to the State Government of Paraná	8	96,713	94,579	96,713	94,579
Net sectorial financial assets	9	-	-	1,003,048	609,298
Accounts receivable related to the concession	10	-	-	7,103	7,430
Accounts receivable related to the concession extension	11	-	-	309,022	301,046
Other current receivables	12	13,466	12,695	435,236	415,818
Inventories	13	-	-	137,835	150,622
Income Tax and Social Contribution	14.1	71,340	78,912	103,308	105,074
Other current recoverable taxes	14.3	-	-	99,225	96,285
Prepaid expenses	-	18	34	33,544	20,133
Related parties	16.1	3,156	1,925	-	-
		409,309	607,025	6,437,135	5,218,176
NONCURRENT ASSETS
Long Term Assets
Bonds and securities	5	-	-	56,768	132,210
Collaterals and escrow accounts	6	-	-	67,319	56,956
Trade accounts receivable	7	-	-	75,457	75,696
CRC transferred to the State Government of Paraná	8	1,254,741	1,249,529	1,254,741	1,249,529
Judicial deposits	15	274,173	273,936	700,125	736,253
Net sectorial financial assets	9	-	-	423,039	431,846
Accounts receivable related to the concession	10	-	-	4,770,097	4,417,987
Accounts receivable related to the concession extension	11	-	-	160,217	160,217
Other noncurrent receivables	12	341	303	77,150	85,324
Income Tax and Social Contribution	14.1	117,008	114,195	131,676	128,615
Deferred Income Tax and Social Contribution	14.2	113,326	98,226	577,113	526,046
Other noncurrent recoverable taxes	14.3	-	-	121,757	123,481
Prepaid expenses	-	-	-	175	175
Related parties	16.1	245,806	208,334	160,287	137,137
		2,005,395	1,944,523	8,575,921	8,261,472
Investments	17	13,684,026	13,079,795	1,725,899	1,660,150
Property, Plant and Equipment, net	18	346	323	8,632,727	8,304,188
Intangible Assets	19	3,325	3,062	2,026,771	2,174,156
		15,693,092	15,027,703	20,961,318	20,399,966
TOTAL ASSETS		16,102,401	15,634,728	27,398,453	25,618,142

Notes are an integral part of this quarterly information

Statements of Financial Position

as of March 31, 2015 and December 31, 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note	Parent Company		Consolidated
		03.31.2015	12.31.2014	03.31.2015	12.31.2014
CURRENT LIABILITIES
Payroll, social charges and accruals	20	12,495	12,793	253,680	252,618
Suppliers	21	3,314	2,087	1,913,652	1,587,205
Income Tax and Social Contribution Payable	14.1	-	2,442	249,077	309,881
Other taxes due	14.3	168	5,597	166,025	137,329
Loans and financing	22	323,693	349,753	1,325,418	867,626
Debentures	23	47,683	15,447	510,804	431,491
Dividend payable	-	3,811	3,824	41,178	19,691
Post employment benefits	24	-	-	37,047	37,404
Customer charges due	25	-	-	172,121	23,233
Research and Development and Energy Efficiency	26	-	-	171,500	175,972
Accounts payable related to concession - Use of Public Property	27	-	-	55,055	54,955
Other accounts payable	28	5,369	2,060	233,860	157,988
		396,533	394,003	5,129,417	4,055,393
NONCURRENT LIABILITIES
Suppliers	21	-	-	17,625	17,625
Deferred Income Tax and Social Contribution	14.2	-	-	4,555	15,218
Other taxes due	14.3	1,019	820	259,216	87,129
Loans and financing	22	622,675	608,663	2,574,743	2,601,324
Debentures	23	995,420	995,038	2,140,265	2,153,957
Post employment benefits	24	8,608	8,196	887,630	861,214
Research and Development and Energy Efficiency	26	-	-	188,097	159,792
Accounts payable related to concession - Use of Public Property	27	-	-	445,603	436,772
Other accounts payable	28	-	-	275	306
Provisions for legal claims	29	312,942	297,319	1,619,509	1,546,632
		1,940,664	1,910,036	8,137,518	7,879,969
EQUITY
Attributed to controlling shareholder's	30.1
Capital		6,910,000	6,910,000	6,910,000	6,910,000
Equity valuation adjustments		946,829	976,964	946,829	976,964
Legal reserve		685,147	685,147	685,147	685,147
Profit retention reserve		4,516,825	4,516,825	4,516,825	4,516,825
Additional proposed dividends		241,753	241,753	241,753	241,753
Accumulated Profit		464,650	-	464,650	-
		13,765,204	13,330,689	13,765,204	13,330,689
Attributed to non-controlling interest	30.2	-	-	366,314	352,091
		13,765,204	13,330,689	14,131,518	13,682,780
TOTAL LIABILITIES & EQUITY		16,102,401	15,634,728	27,398,453	25,618,142

Notes are an integral part of this quarterly information

Statements of Income

for the periods ended March 31, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

CONTINUING OPERATIONS	Note	Parent Company		Consolidated
		03.31.2015	03.31.2014	03.31.2015	03.31.2014
NET OPERATING REVENUES	31	-	-	4,237,102	3,051,072
COST OF SALES AND SERVICES PROVIDED	32	-	-	(3,150,077)	(2,159,972)
GROSS PROFIT		-	-	1,087,025	891,100
Operational expenses / income
Selling expenses	32	-	-	(103,112)	(27,298)
General and administrative expenses	32	(23,677)	(26,932)	(139,820)	(112,888)
Other operational income (expenses)	32	(18,291)	(487)	(214,802)	(101,594)
Equity in earnings of investees	17.2	463,220	529,186	46,362	55,269
		421,252	501,767	(411,372)	(186,511)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		421,252	501,767	675,653	704,589
Financial results
Financial income	33	56,158	63,741	219,876	225,011
Financial expenses	33	(58,488)	(25,852)	(178,991)	(114,044)
		(2,330)	37,889	40,885	110,967
PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		418,922	539,656	716,538	815,556
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT
Current	14.4	(217)	(2,023)	(308,560)	(283,071)
Deferred	14.4	15,263	(1,066)	62,013	50,565
		15,046	(3,089)	(246,547)	(232,506)
NET INCOME		433,968	536,567	469,991	583,050
Attributed to controlling shareholders		-	-	433,968	536,567
Attributed to non-controlling interest	30.2	-	-	36,023	46,483
BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED
TO PARENT COMPANY SHAREHOLDERS - IN REAIS
Ordinary shares	30.1	1.51463	1.87272	1.51463	1.87272
Class "A" Preferred shares	30.1	1.66714	2.06002	1.66714	2.06002
Class "B" Preferred shares	30.1	1.66609	2.05999	1.66609	2.05999
Notes are an integral part of this quarterly information

Statements of Comprehensive Income

for the periods ended March 31, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
		03.31.2015	03.31.2014	03.31.2015	03.31.2014
NET INCOME		433,968	536,567	469,991	583,050
Other comprehensive income
Items that will never be reclassified to profit or loss
Losses on actuarial liabilities	30.1.2
Post-employment benefits		-	(14,429)	-	-
Post-employment benefits - equity		-	2,210	-	(7,313)
Taxes on other comprehensive income	30.1.2	-	4,906	-	-
Items that are or maybe reclassified to profit or loss
Adjustments related to financial assets classified as available for sale:	30.1.2
Financial investments		231	589	351	893
Investments		479	(28)	479	(28)
Other adjustments - subsidiary		-	(1,282)	-	(2,777)
Taxes on other comprehensive income	30.1.2	(163)	9	(283)	650
Total comprehensive income for the period, net of taxes		547	(8,025)	547	(8,575)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		434,515	528,542	470,538	574,475
Attributable to controlling shareholders				434,515	528,542
Attributable to non-controlling interest				36,023	45,933

Notes are an integral part of this quarterly information

Statements of Changes in Equity

for the periods ended March 31, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Attributable to Parent Company								Attributable to non controlling interests (Note 29.2)	Equity Consolidated
		Capital	Equity valuation adjustments		Profit reserves				Shareholders’ equity
			Deemed Cost	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit
Balances as of January 1, 2015		6,910,000	1,137,104	(160,140)	685,147	4,516,825	241,753	-	13,330,689	352,091	13,682,780
Net Income for the period		-	-	-	-	-	-	433,968	433,968	36,023	469,991
Other comprehensive income
Gain on financial assets, net of taxes	30.1.2	-	-	547	-	-	-	-	547	-	547
Total comprehensive income for the period		-	-	547	-	-	-	433,968	434,515	36,023	470,538
Realization - deemed cost	30.1.2	-	(30,682)	-	-	-	-	30,682	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	-	-	-	(21,800)	(21,800)
Balances as of March 31, 2015		6,910,000	1,106,422	(159,593)	685,147	4,516,825	241,753	464,650	13,765,204	366,314	14,131,518
Notes are an integral part of this quarterly information

Statements of Cash Flows

for the periods ended March 31, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
		03.31.2015	03.31.2014	03.31.2015	03.31.2014
CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income for the period		433,968	536,567	469,991	583,050
Adjustments to reconcile net income for the period with cash generated from operating activities
Depreciation	18.2	-	-	90,079	91,252
Amortization	19.1	-	-	69,192	62,720
Unrealized monetary and exchange variations - net		7,238	(32,042)	59,529	(5,705)
Remuneration of accounts receivable related to concession	10.1	-	-	(28,348)	(14,844)
Sectorial financial assets and liabilities result	9.1	-	-	(354,493)	-
Equity in earnings of investees	17.1	(463,220)	(529,186)	(46,362)	(55,269)
Income tax and social contribution	14.4	217	2,023	308,560	283,071
Deferred income tax and social contribution	14.2.1	(15,263)	1,066	(62,013)	(50,565)
Provisions (reversals) for losses with depreciation of investments	17.1	-	(1,774)	-	(1,774)
Provision for losses from accounts receivable	32.4	15,623	372	220,773	61,034
Provision for post-employment benefits	24.4	1,957	2,589	68,643	53,839
Provision for research and development and energy efficiency	26.2	-	-	36,549	27,416
Write off of accounts receivable related to concession	10.1	-	-	7,967	9,252
Write off of property, plant and equipment	18.2	-	-	12,423	103
Write off of intangible assets	19.1	-	-	13,000	1,773
Decrease (increase) in assets
Trade accounts receivable		-	-	(654,472)	(688,842)
Dividends and interest on own capital received		414,981	309,220	1,664	2,682
CRC transferred to the Government of the State of Paraná	8.1	44,647	43,019	44,647	43,019
Accounts receivable related to the concession extension	11.1	-	-	-	106,717
Judicial deposits		(237)	(1,106)	36,128	(13,429)
Other receivables		(809)	(5,700)	(21,572)	(758,939)
Inventories		-	-	12,787	6,281
Income tax and social contribution		4,759	23,615	(1,295)	69,101
Other current taxes recoverable		-	-	2,422	(65,606)
Related Parties		(24,381)	-	(23,150)	-
Prepaid expenses		16	-	(13,411)	1,117
Increase (decrease) in liabilities
Payroll, social charges and accruals		(298)	17,244	1,062	(5,947)
Suppliers		1,227	(2,003)	154,447	768,124
Income tax and social contribution paid		(2,659)	(24)	(369,364)	(380,003)
Other taxes		(5,230)	(25,206)	200,783	(58,481)
Loans and financing - interest due and paid	22.10	(52,028)	(49,783)	(93,585)	(65,263)
Debentures - interest due and paid	23.1	(60)	-	(5,444)	(5,016)
Post-employment benefits	24.4	(1,545)	(2,516)	(42,584)	(36,061)
Customer charges due		-	-	148,888	(3,865)
Research and development and energy efficiency	26.2	-	-	(19,862)	(11,376)
Payable related to the concession - use of public property	27.1	-	-	(13,640)	(12,859)
Other accounts payable		3,309	5,985	75,841	36,252
Provisions for legal claims	29.1	-	-	(57,578)	(9,243)
NET CASH GENERATED FROM (USED IN) OPERATING ACTIVITIES		362,212	292,360	228,202	(36,284)

(continued)

Statements of Cash Flows

for the periods ended March 31, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company			Consolidated
		03.31.2015	03.31.2014	03.31.2015	03.31.2014
CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		(4)	41	249,326	181,649
Additions related parties - Net effect of acquired cash		-	-	-	(284)
Additions in investments	17.1	(377,818)	(2,527)	(22,449)	(43,174)
Additions to property, plant and equipment	18.2	(23)	(4)	(286,072)	(182,806)
Additions to intangible assets	19.1	(263)	(12,513)	(253,523)	(270,543)
Customers contributions	19.1	-	-	57,346	24,886
NET CASH USED IN INVESTING ACTIVITIES		(378,108)	(15,003)	(255,372)	(290,272)
CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	22.10	-	-	455,095	-
Issue of Debentures	23.1	-	-	-	29,374
Amortization of principal - loans and financing	22.10	-	(29,000)	(25,118)	(46,415)
Amortization of principal - debentures	23.1	-	-	(10,152)	(10,152)
Amortization of principal - third parties liabilities		-	(232,890)	-	-
Dividends and interest on own capital paid		(13)	(42)	(313)	(3,191)
NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES		(13)	(261,932)	419,512	(30,384)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		(15,909)	15,425	392,342	(356,940)
Cash and cash equivalents at the beginning of the period	4	34,862	10,410	740,131	1,741,632
Cash and cash equivalents at the end of the period	4	18,953	25,835	1,132,473	1,384,692
CHANGE IN CASH AND CASH EQUIVALENTS		(15,909)	15,425	392,342	(356,940)

Notes are an integral part of this quarterly information

Additional information on cash flows

Transactions not involving cash
Acquisition of property with an increase in the balance of suppliers (Note 18.2)		-	-	133,685	10,601

Statements of Added Value

for the periods ended March 31, 2015 and 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ADDED VALUE PAYABLE	Parent Company			Consolidated
	03.31.2015	03.31.2014	03.31.2015	03.31.2014
Income
Sale of energy, services and other income	-	-	5,171,993	3,729,200
Construction income	-	-	395,499	386,964
Sectorial financial assets and liabilities result			560,885	-
Other income	-	-	1,566	102
Allowance for doubtful debts	-	-	(91,276)	(14,617)
	-	-	6,038,667	4,101,649
( - ) Inputs acquired from third parties
Energy purchased for resale	-	-	1,935,133	1,072,802
Charges for use of the main transmission grid ( - ) ESS an	-	-	173,968	124,168
Materials, supplies and third parties services	2,083	758	178,267	115,904
Natural gas and supplies for gas operations	-	-	257,065	399,686
Construction costs	-	-	341,301	333,670
Loss / Recovery of assets	-	-	36,424	14,362
Other inputs	22,245	1,579	145,777	52,474
	24,328	2,337	3,067,935	2,113,066
( = ) GROSS ADDED VALUE	(24,328)	(2,337)	2,970,732	1,988,583

( - ) Depreciation and amortization	895	188	159,271	153,972

( = ) NET ADDED VALUE	(25,223)	(2,525)	2,811,461	1,834,611

( + ) Transferred added value
Financial income	56,158	63,741	219,876	225,011
Results from investment interests	463,925	529,258	47,064	55,340
Other Income	-	-	21,140	30,484
	520,083	592,999	288,080	310,835
	494,860	590,474	3,099,541	2,145,446
(continued)

Statements of Added Value

for the periods ended March 31, 2015 and 2014 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

DISTRIBUTION OF ADDED VALUE			Parent Company				Consolidated
	03.31.2015%		03.31.2014%		03.31.2015%		03.31.2014%
Personnel
Remuneration and fees	9,897		15,337		179,802		162,838
Pension and healthcare plans	1,957		2,589		68,643		53,839
Meal and education assistance	864		1,554		25,167		22,815
Social security charges - FGTS	827		1,283		14,896		13,540
Labor indemnities	14		-		1,874		727
Profit sharing	645		938		9,914		13,660
Transfers to property, plant and equipment in progress	(35)		(1,039)		(18,280)		(6,333)
	14,169	2.9	20,662	3.5	282,016	9.1	261,086	12.2
Government
Federal	(12,095)		7,921		1,201,810		599,142
State	-		-		918,126		552,500
Municipal	29		-		4,094		1,676
	(12,066)	(2.4)	7,921	1.3	2,124,030	68.5	1,153,318	53.8
Third Parties
Interest and fines	58,387		25,324		214,431		139,263
Leasing and rent	402		-		8,447		7,991
Donations, subsidies and contributions	-		-		626		738
	58,789	11.9	25,324	4.3	223,504	7.2	147,992	6.9
Shareholders
Non controlling interests	-		-		36,023		46,483
Retained profits	433,968		536,567		433,968		536,567
	433,968	87.6	536,567	90.9	469,991	15.2	583,050	27.1
	494,860	100.0	590,474	100.0	3,099,541	100.0	2,145,446	100.0
Notes are an integral part of this quarterly information

NOTES TO THE QUARTELY FINANCIAL INFORMATION

for the period ended March 31, 2015

All amounts expressed in thousands of Brazilian reais, unless otherwise state

1         Operations

Companhia Paranaense de Energia - Copel (Copel, the Company or the Parent Company), with headquarters at Rua Coronel Dulcídio, 800, Batel, Curitiba, State of Paraná, is a public company with shares traded on Corporate Governance Level 1 of BM&FBOVESPA’s Special Listings and on stock exchanges in the United States of America (NYSE EURONEXT) and Latibex - the Latin American arm of the Madrid Stock Exchange. Copel is a mixed capital company, controlled by the Government of the State of Paraná

Copel is engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but mainly electric energy. These activities are regulated by the National Electric Energy Agency (Agência Nacional de Energia Elétrica or Aneel), which reports to the Ministry of Mines and Energy (Ministério de Minas e Energia or MME). Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas and water utility.

2         Preparation basis

2.1        Statement of conformity

The Company’s quarterly financial information includes the individual quarterly financial information of the parent company prepared in accordance with accounting practices adopted in Brazil and the consolidated quarterly financial information prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB and also in accordance with accounting practices adopted in Brazil.

This quarterly information is presented considering the rulings included in CPC 21 (R1) and IAS 34 - Interim Information. Consequently, certain information disclosed in the notes to the financial statements for the year ended December 31, 2014 which did not alter during the period has not been presented. Therefore, this quarterly information should be read together with the financial statements as of and for the year ended December 31, 2014, available on the websites of the Brazilian Securities and Exchange Commission - CVM and Copel.

Authorization for the publication of this quarterly financial information was granted at the Meeting of the Board of Directors held on May 14, 2015.

2.2        Functional currency and presentation currency

The quarterly financial information is presented in Brazilian Reais, which is the functional currency of the Company. All financial information present in Brazilian Reais was rounded to the nearest thousand, except when otherwise indicated.

2.3        Measuring basis

The quarterly financial information was prepared based on historic cost, except for the following financial instruments:

•         The financial instruments which were stated at fair values through profit or loss, are measured at fair value;

•         The financial assets available for sale measured at their fair values;

•         The interests in subsidiaries and jointly-controlled entities are recognized in accordance with the equity accounting method; and

•         The value of the net assistance liability is recognized by deducting the fair value of the plan's assets from the present value of the actuarial obligation calculated by a contracted actuary.

2.4        Use of estimates and judgment

The preparation of quarterly financial information requires that the Company’s senior management make judgments, estimates and assumptions which affect the application of accounting policies and assets, liabilities, income and expenses reported values. The actual results may divert from these estimates.

Estimates and assumptions are reviewed in a continuous way. Reviews of accounting estimates are recognized in the year that those estimates are reviewed and in any future fiscal years affected.

Information about critical judgment related to accounting policies adopted that present a significant effect over the values recognized in the quarterly information, is the same as the one disclosed in Note 2.4 to the financial statements as of December 31, 2014.

3         Significant Accounting Policies

Significant accounting policies used in preparing this quarterly information are consistent with those presented in Note 3 of the financial statements at December 31, 2014.

4         Cash and Cash Equivalents

		Parent Company		Consolidated
	03.31.2015	12.31.2014	03.31.2015	12.31.2014
Cash and bank accounts	833	1,485	381,844	152,373
Financial investments with immediate liquidity	18,120	33,377	750,629	587,758
	18,953	34,862	1,132,473	740,131

The investments comprise Bank Certificates of Deposit (CDBs) issued by official banks and also financial investments in Government Bonds with repurchase agreements with the issuer banks, in which the Bank has the obligation to repurchase these bonds from Copel on request. These investments have yielded on average of the variation of the Interbank Deposit.

5         Bonds and Securities

	Level		Parent Company		Consolidated
Category	Note 35.1	Index	03.31.2015 12.31.2014		03.31.2015	12.31.2014
Securities available for sale
LFT	2	Selic	-	-	62,658	93,558
Committed Operation	1	Fixed rate	-	-	10,096	87,979
CDB	2	CDI	57	56	37,748	36,718
LTN	1	Fixed rate	-	-	6,445	17,153
LF Caixa	2	CDI	-	-	-	12,450
NTN - F	1	CDI	-	-	1,950	2,001
Quotas in Funds	1	CDI	99	96	99	99
			156	152	118,996	249,958
Securities held for trading
Quotas in Funds	2	CDI	-	-	86,816	164,281
LTN	1	Selic	-	-	16,758	52,798
LCA	2	CDI	-	-	52,509	43,021
LF	2	CDI	-	-	6,885	32,041
DPGE	2	CDI	-	-	5,337	14,224
CRI	2	IGPDI	-	-	-	12,230
Committed Operation	2	Fixed rate	-	-	38,358	10,320
Loan - Credit Operation ( Mutual )	2	IPCA	-	-	8,823	8,357
Debentures	2	CDI	-	-	2,554	2,961
CDB	2	CDI	-	-	19	1,128
Treasury	1	-	-	-	103	6
			-	-	218,162	341,367
			156	152	337,158	591,325
		Current	156	152	280,390	459,115
		Noncurrent	-	-	56,768	132,210

Copel and its subsidiaries hold bonds and securities with variable interest rates. The maturity of these securities varies between 1 to 60 months, as from the reporting date. None of these assets was overdue or presented recovery problems or impairment losses at the end of the period.

The main amounts invested include exclusive funds and guarantees deposits/investments:

Consolidated	03.31.2015	12.31.2014
Exclusive funds
Copel Geração e Transmissão at Banco do Brasil	16,516	65,391
Copel Distribuição at Banco do Brasil	-	3
UEG Araucária at BTG Geiser	86,824	-
UEG Araucária at Banco do Brasil	69,941	90,521
UEG Araucária at Bradesco	61,350	61,370
UEG Araucária at BNY Mellon Serviços Financeiros DTVM S.A.	-	167,629
UEG Araucária at Caixa Econômica Federal	-	21,704
	234,631	406,618
Guarantee
Guarantee for the ANEEL auction	2,131	3,753
Guarantee for the Contracts for the Sale of Energy in the Regulated Environment – CCEARS	1,210	81,926
Collaterals for financing facilities to build hydroelectric pow er plants HPPs and transmission lines - TLs	61,276	62,049
Guarantee for the compliance w ith article 17 of law 11,428/2006 and possible authorization by Environmental
Institute of Paraná (Instituto Ambiental do Paraná or IAP), by the Consórcio Energético Cruzeiro do Sul	37,691	36,662
	102,308	184,390

6         Collaterals and Escrow Accounts

Consolidated		03.31.2015	12.31.2014
Collaterals and escrow accounts - STN (6.1)		67,319	56,956
Other		8,326	13,497
		75,645	70,453
	Current	8,326	13,497
	Noncurrent	67,319	56,956

6.1        Collateral - National Treasury Department (Secretaria do Tesouro Nacional or STN, in Portuguese)

Surety bonds and restricted deposits are offered to secure the repayment of the principal consisting of discount bonds and par bounds when these payments are required on April 11, 2024 (Note 22.1). The amounts are adjusted by applying the weighted average of the percentage variations of the prices of zero-coupon bonds issued by the U.S. Treasury, according to the participation of each series of the instrument in the composition of the collateral portfolio made up to secure the payment of the principal under the Brazilian Financing Plan – 1992.

7         Trade Accounts Receivable

Consolidated	Balances	Overdue	Overdue for	Total	Total
	falling due	up to 90 days	more than 90 days	03.31.2015	12.31.2014
Customers
Residential	253,179	135,580	51,821	440,580	343,911
Industrial	209,935	30,399	20,525	260,859	220,569
Commercial	209,071	41,990	22,672	273,733	202,640
Rural	42,771	13,322	2,626	58,719	39,982
Public Entities	31,038	27,226	19,452	77,716	56,507
Public lighting	33,864	110	99	34,073	20,820
Public service	27,615	416	571	28,602	21,947
Unbilled	561,280	-	-	561,280	414,774
Energy installments plan	83,257	5,987	26,217	115,461	147,865
Low income subsidy - Eletrobras	16,946	-	-	16,946	13,368
State Government "Luz Fraterna" program (Note 15.1.1)	2,702	5,243	-	7,945	2,680
Other receivables	71,248	11,839	28,654	111,741	103,095
	1,542,906	272,112	172,637	1,987,655	1,588,158
Concessionaires and Permission holder
Energy supplies
CCEE (7.1)	697,789	10,332	11,215	719,336	494,900
CCEAR - auction	64,678	768	6,805	72,251	95,274
Bilateral contracts	92,431	-	25	92,456	98,449
Unbilled	46,533	-	-	46,533	-
Quota system	6	-	2	8	4
Reimbursement to generators	-	-	1,256	1,256	1,256
	901,437	11,100	19,303	931,840	689,883
Charges from using transmission grid
Transmission grid	17,099	-	2,357	19,456	18,385
Basic netw ork and conection grid	15,674	473	1,552	17,699	17,288
	32,773	473	3,909	37,155	35,673
Telecommunications	7,568	10,593	42,782	60,943	51,934
Gas distribution	53,020	1,507	456	54,983	48,385
Allow ance for doubtful accounts (7.2)	-	-	(234,416)	(234,416)	(159,521)
	2,537,704	295,785	4,671	2,838,160	2,254,512
Current	2,462,247	295,785	4,671	2,762,703	2,178,816
Noncurrent	75,457	-	-	75,457	75,696

7.1        Electricity Trade Chamber – CCEE

Of the balance presented referring to February and March 2015 installments, the amount of R$484,028 refers to UEG Araucária and the amount of R$235,294 refers to Copel Geração e Transmissão. The financial settlement for the month of February was partially received, the amount of R$223,697 to UEG Araucária and R$ 46,371 to Copel Geração e Transmissão, on April 8, 2015, and the amount of R$245,800 to UEG Araucária on May 12, 2015. The remaining balance relating to the financial settlement of February and March are expected to be received by June 2015.

An allowance for impairment loss on trade receivables was recognized on March 31, 2015, in the amount of R$72,950 in respect of to the differences between the sales price of the energy traded under the Contracts for Purchasing and Selling Electricity in the Regulated Environment (CCEARs) of the Hydroelectric Power Plant Colíder and the difference settlement price. The Company is waiting for Aneel to make a decision about the request for a revision of the schedule for starting the power plant’s operations to reverse that allowance.

7.2        Allowance for doubtful account

Consolidated	Balance as of	Additions /		Balance as of
	January 1, 2015	(reversals)	Write offs	March 31, 2015
Customers, concessionaries
and permission holder
Residential	59,518	11,166	(3,830)	66,854
Industrial	38,314	1,776	(1,091)	38,999
Commercial	39,838	(6,054)	(985)	32,799
Rural	1,273	237	(131)	1,379
Public Entities	9,155	437	-	9,592
Public lighting	81	-	-	81
Public service	260	30	-	290
Concessionaries and permission holder	6,729	46	-	6,775
CCEE (7.1)	-	72,950	-	72,950
Telecommunications	3,043	291	-	3,334
Gas distribution	1,310	69	(16)	1,363
	159,521	80,948	(6,053)	234,416

8         CRC Transferred to the State Government of Paraná

8.1        Changes in CRC

Parent Company and Consolidated	Current Assets	Noncurrent Assets	Total
Balance as of January 1, 2015	94,579	1,249,529	1,344,108
Interest	21,570	-	21,570
Monetary variations	245	30,178	30,423
Transfers	24,966	(24,966)	-
Amortizations	(44,647)	-	(44,647)
Balance as of March 31, 2015	96,713	1,254,741	1,351,454

8.2        Maturity of noncurrent installments

Parent Company and Consolidated	03.31.2015
2016	78,114
2017	110,196
2018	117,525
2019	125,341
2020	133,677
After 2021	689,888
1,254,741

9         Net Sectorial financial assets

9.1        Changing net sectorial financial assets

	Balance as of				Balance as of
	January 1, 2015	Deferrals	Amortization	Updating	March 31, 2015
Fuel Consumption Account - CCC	4,254	-	(2,127)	-	2,127
Charges for using the transmission system - basic grid	96,852	39,038	(7,562)	2,828	131,156
Electricity purchased for resale - Itaipu	(108,701)	137,397	(1,306)	(3,756)	23,634
Charges for system services - ESS	(370,765)	(53,481)	43,186	(10,643)	(391,703)
Energy Development Account - CDE	16,892	168,456	(736)	300	184,912
Incentive Program to Alternative Electricity Sources - Proinfa	4,604	(1,362)	(2,439)	103	906
Electricity purchased for resale - CVA Energ	603,474	170,506	(85,683)	17,300	705,597
Transport of energy purchased f rom Itaipu	2,057	880	(87)	60	2,910
Other financial components	792,477	(15,144)	(35,043)	24,258	766,548
	1,041,144	446,290	(91,797)	30,450	1,426,087
Current	609,298				1,003,048
Noncurrent	431,846				423,039

9.2        Composition of net sectorial financial assets balances per tariff cycle

Consolidated	Current assets		Noncurrent assets
	03.31.2015	12.31.2014	03.31.2015	12.31.2014
Sectorial financial assets - Electricity rate adjustment recoverable 2014
CCC	2,127	4,254	-	-
Basic Netw ork	7,152	14,304	-	-
Electricity purchased from Itaipu	1,234	2,469	-	-
ESS	(40,851)	(81,703)	-	-
CDE	580	1,160	-	-
Proinfa	2,302	4,604	-	-
CVA Energ	81,057	162,114	-	-
Transport of energy purchased from Itaipu	82	165	-	-
Other financial components	35,043	70,085	-	-
	88,726	177,452	-	-
Sectorial financial assets - Electricity rate adjustment recoverable 2015
Basic Netw ork	93,003	41,274	31,001	41,274
Electricity purchased from Itaipu	16,800	(55,585)	5,600	(55,585)
ESS	(263,139)	(144,531)	(87,713)	(144,531)
CDE	138,249	7,866	46,083	7,866
Proinfa	(1,047)	-	(349)	-
CVA Energ	468,405	220,680	156,135	220,680
Transport of energy purchased from Itaipu	2,121	946	707	946
Other financial components
Deferral IRT 2013	214,776	140,337	71,592	140,337
Deferral IRT 2014 (constitution)	365,334	159,364	121,778	159,634
Extraordinary Tariff Review	(172,347)		(57,449)
Other financial components	52,167	61,495	17,389	61,495
	914,322	431,846	304,774	431,846
Sectorial financial assets - Electricity rate adjustment recoverable 2016
Other financial components
Overcontracting	-	-	118,265	-
	-	-	118,265	-
	1,003,048	609,298	423,039	431,846

9.3        Copel Distribuição Tariff Adjustment

On June 24, 2014 Aneel ratified the Annual Rate Adjustment of Copel Distribuição via Ratification Resolution 1740, which authorized an average increase of 35.05% in rates. This adjustment does not include the amount corresponding to the partial deferral of the 2013 rate adjustment, requested by Copel Distribuição and approved by Aneel that year, in the restated amount of R$275,910 in June 2014. Had this amount been included, the adjustment percent in 2014 would be 39.71%.

Copel Distribuição requested a suspension of the 2014 rate adjustment from Aneel, with the prospect of deferred application of the authorized rate adjustment index of 35.05%. In response to the Company's request, via Ratification Resolution 1763 on July 22, 2014 Aneel approved the partial deferral of the 2014 rate adjustment equal to R$622,427.

On March 31, 2015 the values of the accumulated deferrals restated by the IGP-M price index, consisting of the 2013 IRT deferral of R$286,368, the 2014 IRT deferral (creation) of R$487,112, and the remaining balance of the Sectorial Financial Assets - 2014 Rate Adjustment, in the amount of R$88,726.

Given the approval of the 2014 deferral and the extension of the 2013 deferral, to be included in the subsequent rate adjustment processes, the average adjustment was 24.86%, retrospective to June 24, 2014.

2015 Extraordinary Rate Review

On February 27, 2015 Aneel approved the Extraordinary Rate Review which aimed to restore the rate coverage of the electricity distribution companies due to the increase in the Energy Development Account - CDE, the energy acquisition costs due to the rate adjustment of Itaipu (46.1%), impacted by exchange variance and the hydrological situation, and the high prices at the 14th Existing Electricity Auction (A-1 2014) and the 18th Adjustment Auction held on January 15, 2015.

The average rate adjustment of Copel Distribuição approved by Aneel is 36.79% from 3/2/2015. Of this total, 22.14% is related to the CDE quota and 14.65% to the repositioning of energy acquisition costs.

Rate Flags

The rate flag system aims to inform consumers of the electricity generation systems in the National Interconnected Grid - SIN, by charging surcharges in the Energy Rate - TE, thereby making it possible to adjust consumption to real electricity prices.

The green, yellow and red flags indicate the electricity generation conditions in Brazil. The green flag indicates favorable conditions and the rates are not increased. The yellow flag indicates less favorable conditions and the red flag applies in more expensive conditions.

Aneel annually ratifies the amount to be considered for the rate flags, based on forecast changes due to thermal generation, the ESS generated by energy security, involuntary exposure to the spot market due to contractual deficiencies, and the hydrological risk posed by generation at Itaipu.

As per Aneel Regulations, the rate flags began to be applied to electricity bills on January 1, 2015. Aneel had determined a red flag surcharge of R$30.00 R$/MWh and R$15.00 R$/MWh for the yellow flag. By raising energy costs, these amounts were reviewed and the red flag currently applies of R$55.00 R$/MWh and for the yellow flag surcharge 25.00 R$/MWh.

Decree 8401 published February 4, 2015 created the (centralizing account of rate flag funds – CCRBT), intended to manage funds deriving from the application of the rate flags introduced by Aneel, with the funds available passed through to the distribution agents, at the amounts effectively realized as forecast in the variations in generation costs from thermal sources and exposure to spot prices which affect the electricity distribution agents connected to the National Interconnected System - SIN and the existing rate coverage.

10      Accounts receivable related to the concession

10.1      Changes in accounts receivable related to the concession

		Noncurrent assets
	Current		Special
	assets	Assets	liabilities (a)	Consolidated
Balance as of January 1, 2015	7,430	6,762,702	(2,344,715)	4,425,417
Capitalization of intangible assets in progress	-	321,240	(63,325)	257,915
Transfers from current to noncurrent	9,797	(9,797)	-	-
Transfers to charges for use of main distributions and tran	(10,124)	-	-	(10,124)
Transfer to property, plant and equipment	-	1,729	-	1,729
Monetary variations	-	84,335	(40,768)	43,567
Remuneration	-	28,348	-	28,348
Construction income	-	38,315	-	38,315
Write-offs	-	5,417	(13,384)	(7,967)
Balance as of March 31, 2015	7,103	7,232,289	(2,462,192)	4,777,200

10.2      Commitments regarding transmission

Refers to commitments with suppliers of equipment and services related to the following projects:

Transmission Lines and Substations	Balance
Contract 010/10 - Transmission Line Araraquara 2 - Taubaté	198,884
Contract 022/12 - TL 230 kV - Foz do Chopim - Salto Osorio C2 and Londrina Figueira	38,457
Contract 002/13 - TL 230 kV Assis - Paraguaçu Paulista	48,254
Contract 005/14 - TL 230 kV Bateias-Curitiba Norte and SE 230 kV Curitiba Norte	49,470
Contract 021/14 - TL 230 kV Foz do Chopim Realeza Sul and SE 230 kV Realeza Sul	2,933
Contract 022/14 - TL 500kV Londrina - Assis	6,244

11      Accounts receivable related to the concession extension

On April 30, 2015 the Company received the portion for October 2014 of R$48,919, and Management expects to receive the other overdue portions on March 31, 2015 in the amount of R$206,009, as soon as the CDE funds are restored by Concession Authority.

On March 31, 2015 the Company submitted to Aneel the appraisal of the electricity transmission assets comprising the Existing National Grid - RBSE and Other Transmission Facilities - RPC, relating to concession agreement 060/2001, renewed by Law 12783/13.

The Company is waiting for an Aneel audit in June 2015 to validate information and consequently determine the compensation, which amounts to R$882,300, equal to the investments at the VNR – New replacement value adjusted by the depreciation accumulated through December 31, 2012, which may incur adjustments to the compensation base, after Aneel has finished its audit.

11.1      Changes in the accounts receivable related to the concession extension

	Current	Noncurrent
	Assets	Assets	Consolidated
Balance as of January 1, 2015	301,046	160,217	461,263
Monetary variations	5,576	-	5,576
Remuneration	2,400	-	2,400
Balance as of March 31, 2015	309,022	160,217	469,239

12      Other Receivables

		Parent Company		Consolidated
	03.31.2015	12.31.2014	03.31.2015	12.31.2014
Transfer CDE (12.1)	-	-	212,630	210,808
Services in progress (a)	10,777	10,795	106,539	96,107
Advance payments to suppliers (b)	10	-	90,140	95,311
Advance payments to employees	2,320	1,537	32,511	24,452
Advance for severance estate	-	-	17,405	16,159
Decommissioning in progress	-	-	12,986	11,211
Other receivables	700	666	40,175	47,094
	13,807	12,998	512,386	501,142
Current	13,466	12,695	435,236	415,818
Noncurrent	341	303	77,150	85,324

12.1      CDE Transfer

The balance due on March 31, 2015 of R$212,630 (R$210,808 as of December 31, 2014) refers to CDE funds to cover tariffs discounts for users of public distribution service, according to Ratifying Resolution no. 1.586 of August 13, 2013.

ANEEL approved the monthly amount of R$28,697 (Resolution No. 1.763/14) to be transferred to Copel Distribuição, in CDE funds, from June 2014 to May 2015, R$26,712 to cover tariffs discounts as established in Decree No. 7.891 of January 23, 2013 and R$1,985 regarding the difference between the estimated and actual sums during the period from February 2013 to May 2014.

Following the publication of Ratification Resolution 1858 on February 27, 2015, which ratifies the results of the extraordinary rate review of the electricity distribution concession operators, the monthly pass-through of Copel Distribuição was changed to R$36,475, for the period March to May 2015, which embraces the amount of R$1,985 recorded in 2014.

The Company received installments up to the May 2014 on December 31, 2014 and three more (June, July and August 2014) in 2015, and expects to receive the remainder as soon as the CDE has its funds restored with the 2015 quotas.

13      Inventories

Consolidated
Operation / Maintenance	03.31.2015	12.31.2014
Copel Distribuição	90,331	101,399
Copel Geração e Transmissão	29,320	29,389
Copel Telecomunicações	15,776	17,684
Compagás	2,408	2,150
	137,835	150,622

14      Income Tax, Social Contribution and Other Taxes

14.1      Income Tax (IR) and Social Contribution (CSLL)

	Parent Company			Consolidated
	03.31.2015	12.31.2014	03.31.2015	12.31.2014
Current assets
IR and CSLL paid in advance	71,340	114,730	153,209	448,599
IR and CSLL to be offset against liability	-	(35,818)	(49,901)	(343,525)
	71,340	78,912	103,308	105,074
Noncurrent assets
IR and CSLL paid in advance (a)	117,008	114,195	131,676	128,615
	117,008	114,195	131,676	128,615
Current liabilities
IR and CSLL due	-	38,260	298,978	653,406
IR and CSLL to be offset against asset	-	(35,818)	(49,901)	(343,525)
	-	2,442	249,077	309,881

14.2      Deferred Income Tax and Social Contribution

14.2.1     Changes in Deferred Income Tax and Social Contribution

Parent Company			Recognized in other
	Balance as of	Recognized	comprehensive	Balance as of
	January 1, 2015	in income	income	March 31, 2015
Noncurrent assets
Provisions for legal claims	101,090	5,311	-	106,401
Amortization - concession	18,598	305	-	18,903
Tax losses and negative tax basis	-	8,471	-	8,471
Provision for financing	3,457	-	-	3,457
CPC 33 effects - employee benef its	2,000	-	-	2,000
CPC 08 effect - transaction costs	-	596	-	596
Allow ance for doubtful debts	1,478	-	-	1,478
Private pension and health plans	771	131	-	902
Others	1,980	449	-	2,429
	129,374	15,263	-	144,637
(-) Noncurrent liabilities
Provisions for negative goodw ill	25,297	-	-	25,297
CPC 38 effects - financial instruments	5,851	-	163	6,014
	31,148	-	163	31,311
Net	98,226	15,263	(163)	113,326

Consolidated			Recognized in other
	Balance as of	Recognized	comprehensive	Balance as of
	January 1, 2015	in income	income	March 31, 2015
Noncurrent assets
Provisions for legal claims	467,565	24,391	-	491,956
CPC 01 effects - impairment of assets	274,476	-	-	274,476
Private pension and health plans	220,371	8,950	-	229,321
Provision for energy purchases	155,613	42,880	-	198,493
Provision of Research and Development	93,581	8,396	-	101,977
CPC 33 ef fects - employee benef its	83,939	-	-	83,939
Allow ance for doubtful debts	61,174	28,952	-	90,126
ICPC 01 effects - concession contracts	46,259	83	-	46,342
Amortization - concession	36,942	305	-	37,247
Provision for profit sharing	30,438	3,120	-	33,558
Social security contributions - injunction on judicial deposit	29,607	2,004	-	31,611
Tax losses and negative tax basis	14,574	54,816	-	69,390
Rate flag	-	14,346		14,346
Provision for tax losses	17,114	62	-	17,176
Others	32,292	4,527	(76)	36,743
	1,563,945	192,832	(76)	1,756,701
(-) Noncurrent liabilities
CPC 27 effects - deemed cost	585,781	(15,806)	-	569,975
Sectoral f inancial assets	353,989	130,881	-	484,870
Deferment of capital gains	39,618	-	-	39,618
Provisions for negative goodw ill	25,297	-	-	25,297
ICPC 01 effects - concession contracts	19,228	14,060	-	33,288
CPC 38 effects - financial instruments	5,947	-	207	6,154
Capitalization of financial charges	5,357	-	-	5,357
Others	17,900	1,684	-	19,584
	1,053,117	130,819	207	1,184,143
Net	510,828	62,013	(283)	572,558
Assets presented in the Statement of Financial Position	526,046			577,113
(-) Liabilities presented in the Statement of Financial Position	(15,218)			(4,555)
Net	510,828			572,558

14.3      Other recoverable taxes and other taxes due

	Parent Company			Consolidated
	03.31.2015	12.31.2014	03.31.2015	12.31.2014
Current assets
Recoverable ICMS (VAT)	-	-	89,605	92,247
Recoverable PIS/Pasep and Cofins taxes	-	-	87,734	69,771
PIS/Pasep and Cofins to be offset against liabilities	-	-	(78,660)	(66,263)
Other recoverable taxes	-	-	546	530
	-	-	99,225	96,285
Noncurrent assets
Recoverable ICMS (VAT)	-	-	33,996	34,977
PIS/Pasep and Cofins taxes	-	-	54,458	55,206
Other recoverable taxes		-	33,303	33,298
	-	-	121,757	123,481
Current liabilities
ICMS (VAT) payable	-	-	82,493	85,674
PIS/Pasep and Cofins payable	-	5,568	112,313	97,758
PIS/Pasep and Cofins to be offset against assets	-	-	(78,660)	(66,263)
Withholding tax over the interest on net equity	-	-	-	2,222
Other taxes	168	29	49,879	17,938
	168	5,597	166,025	137,329
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	1,019	820	93,056	87,129
Ordinary financing of taxes w ith the federal tax authorities	-	-	166,160	-
	1,019	820	259,216	87,129

14.4      Reconciliation of the provision for Income Tax (IRPJ) and Social Contribution (CSLL)

	Parent Company		Consolidated
	03.31.2015	03.31.2014	03.31.2015	03.31.2014
Income before IRPJ and CSLL	418,922	539,656	716,538	815,556
IRPJ and CSLL (34%)	(142,433)	(183,483)	(243,623)	(277,289)
Tax effects on:
Equity in income	157,495	179,923	15,763	18,791
Dividends	(16)	2	-	2
Finam	-	443	-	443
Non deductible expenses	-	(4)	(3,197)	(2,033)
Tax incentives	-	14	240	17,027
Income and social contribution tax loss carry-forw ards	-	-	(2,223)	-
Difference betw een the calculation bases of deemed profit and taxable profit	-	-	(26,960)	-
Others	-	16	13,453	10,553
Current IRPJ and CSLL	(217)	(2,023)	(308,560)	(283,071)
Deferred IRPJ and CSLL	15,263	(1,066)	62,013	50,565
Effective rate - %	-3.6%	0.6%	34.4%	28.5%

In relation to the provisions introduced by Law 12973/2014, which made changes to the IRPJ, CSLL, PIS and Cofins taxes effective from January 1, 2015, the Company and its wholly-owned subsidiaries did not elect early adoption thereof, and in 2014 were still subject to the Transitional Tax Arrangement - RTT, introduced by Law 11941/2009.

15      Judicial Deposits

		Parent Company		Consolidated
	03.31.2015	12.31.2014	03.31.2015	12.31.2014
Taxes claims	272,663	272,462	443,697	437,100
Labor claims	1,121	1,085	149,755	144,251
Civil
Suppliers	-	-	46,857	95,558
Civil	389	389	45,343	43,412
Easements	-	-	7,761	8,036
Customers	-	-	3,395	3,391
	389	389	103,356	150,397
Others	-	-	3,317	4,505
	274,173	273,936	700,125	736,253

16      Related parties

	Parent Company			Consolidated
	03.31.2015	12.31.2014	03.31.2015	12.31.2014
Controlling shareholders
State of Paraná (15.1.1)	137,137	137,137	137,137	137,137
	137,137	137,137	137,137	137,137
Subsidiaries
Dividends and/or interests on own capital
Copel Geração e Transmissão	-	202,617	-	-
Copel Distribuição	124,791	124,791	-	-
Copel Telecomunicações	31,300	31,300	-	-
Compagás	7,312	7,312	-	-
Elejor	32,979	3,189	-	-
UEG Araucária	-	6,267	-	-
Nova Asa Branca I	115	113	-	-
Nova Asa Branca II	157	155	-	-
Nova Asa Branca III	76	74	-	-
Nova Eurus IV	48	46	-	-
Santa Maria	186	170	-	-
Santa Helena	214	175	-	-
Ventos de Santo Uriel	235	235	-	-
	197,413	376,444	-	-
Structure Sharing
Copel Renováveis	1,897	1,137	-	-
Copel Participações	1,259	788	-	-
	3,156	1,925	-	-
Financing tranferred - STN
Copel Distribuição (16.2)	85,519	71,197	-	-
	85,519	71,197	-	-
Associate and Jointly-controlled companies
Dividends and/or interests on own capital
Sanepar	6,211	6,211	6,211	6,211
Dominó Holdings	1,211	1,211	4,435	4,072
Voltalia São Miguel do Gostoso	127	-	127	-
Costa Oeste	-	-	313	313
Marumbi	-	-	2,211	2,211
Transmissora Sul Brasileira	-	-	665	665
Caiuá	-	-	566	566
Integração Maranhense	-	-	1,069	227
Matrinchã	-	-	8,116	8,116
Guaraciaba	-	-	3,930	3,930
Cantareira	-	-	21	21
	7,549	7,422	27,664	26,332
Mutual
Voltalia São Miguel do Gostoso	23,150	-	23,150	-
	23,150	-	23,150	-
Other investments	545	-	545	-
	454,469	594,125	188,496	163,469
Current assets - Dividends receivable	205,507	383,866	28,209	26,332
Current assets - related parties	3,156	1,925	-	-
Noncurrent assets	245,806	208,334	160,287	137,137

16.1      Credit related to “Luz Fraterna”

During the 2065th Board Meeting held on September 9, 2013, Copel’s board approved the transfer of the debt owed by the Parana State Government for the Luz Fraterna Program from Copel Distribuição S.A. to Copel. They also approved a change in procedures so that future debts originating from that government program are assumed by Copel.

On May 13, 2014 Aneel approved the transaction by issuing decision number 1,560. On May 31, 2014 a Credit Assignment Agreement was entered into, whereby the receivables held by Copel Distribuição from the Luz Fraterna account for the period from September 2010 to February 2014 were transferred to Copel. Late payment charges (fine of 2%, inflation adjustment using the IGP-M and monthly interest of 1%) were also transferred, and the total amount reached R$115,696, with maturity on May 31, 2014. Copel in turn passed the same amount on to Copel Distribuição to settle overdue bills.

Under that agreement, Copel Distribuição will transfer receivables to Copel every six months, consisting of subsequent revenues earned and related late payment charges (fine of 2%, inflation adjustment using the IGP-M and monthly interest of 1%) referring to the Luz Fraterna Program which were not settled as from March 1, 2014. In this context, in 2014, was transferred the amount of R$21.441. Copel in turn is due to pass the same amount on to Copel Distribuição to settle overdue bills.

If Copel defaults on its obligation to pass the funds on to Copel Distribuição, the amounts will be adjusted for inflation using the IGP-M applicable until the actual transfer.

Under the Credit Assignment Agreement Copel will issue a debt note against Parana State Government. An adjustment for inflation using the IGP-M and monthly interest of 1% will be applied to the amount due from the date the debt note is issued until its actual payment by the Parana State Government.

16.2      Financing transferred - STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they remain recognized in the parent company.

This financing was transferred bearing the same charges assumed by the Company and is reported separately, as a receivable from the wholly owned subsidiaries, and as liabilities for loans and financing in the subsidiaries (Note 22.1).

17      Investments

17.1      Changes in investments

Parent Company				Investiment /
			Equity	advance		Proposed
	Balance as of		valuation	for future		dividends	Balance as of
	1º.01.2015	Equity	adjustments	capital increase	Amortization	and JCP	March 31, 2015
Subsidiaries (17.2)
Copel Geração e Transmissão	6,484,578	408,549	145	-	-	(195,063)	6,698,209
Copel Distribuição	4,329,575	28,837	86	225,000	-	-	4,583,498
Copel Telecomunicações	417,157	14,496	-	28,700	-	-	460,353
Copel Renováveis	(2,145)	(2,893)	-	5,038	-	-	-
Copel Participações	228,382	3,645	-	-	-	-	232,027
UEG Araucária	190,415	31,069	-	-	-	(8,732)	212,752
Compagás	141,793	4,949	-	-	-	-	146,742
Elejor	59,370	459	-	-	-	(30,490)	29,339
Elejor - concession rights	16,024	-	-	-	(188)	-	15,836
São Bento	129,021	(35,100)	-	62,975	-	-	156,896
São Bento - concession rights	88,837	-	-	-	(707)	-	88,130
Cutia	56,278	(253)	-	550	-	-	56,575
Cutia - direito de autorização	8,712	-	-	-	-	-	8,712
Nova Asa Branca I	12,337	(601)	-	5,000	-	(2)	16,734
Nova Asa Branca I - concession rights	54,979	-	-	-	-	-	54,979
Nova Asa Branca II	15,362	(119)	-	-	-	(2)	15,241
Nova Asa Branca II - concession rights	55,087	-	-	-	-	-	55,087
Nova Asa Branca III	15,764	(247)	-	25,700	-	(2)	41,215
Nova Asa Branca III - direito de autorização	53,342	-	-	-	-	-	53,342
Nova Eurus IV	11,693	(111)	-	19,600	-	(2)	31,180
Nova Eurus IV - concession rights	56,583	-	-	-	-	-	56,583
Santa Maria	62,024	(223)	-	-	-	(16)	61,785
Santa Maria - concession rights	29,421	-	-	-	-	-	29,421
Santa Helena	68,189	(210)	-	-	-	(39)	67,940
Santa Helena - concession rights	31,674	-	-	-	-	-	31,674
Ventos de Santo Uriel	15,034	(78)	-	5,100	-	-	20,056
Ventos de S. Uriel - concession rights	14,871	-	-	-	-	-	14,871
	12,644,357	452,169	231	377,663	(895)	(234,348)	13,239,177
Joint Ventures (17.3)
Voltalia	52,421	(241)	-	-	-	(127)	52,053
Voltália - concession rights	11,693	-	-	-	-	-	11,693
Paraná Gás (17.3.1)	-	-	-	114	-	-	114
	64,114	(241)	-	114	-	(127)	63,860
Associates (17.4)
Sanepar	282,311	6,678	-	-	-	-	288,989
Dona Francisca Energética	53,908	2,222	-	-	-	-	56,130
Foz do Chopim Energética	14,907	2,415	-	-	-	(2,147)	15,175
Carbocampel	1,521	(1)	-	-	-	-	1,520
Dois Saltos	720	-	-	-	-	-	720
Copel Amec	192	4	-	-	-	-	196
Escoelectric	134	(26)	-	41	-	-	149
	353,693	11,292	-	41	-	(2,147)	362,879
Other investments
Finam	1,322	-	378	-	-	-	1,700
Finor	223	-	(11)	-	-	-	212
Investco S.A.	9,394	-	(152)	-	-	-	9,242
Other investments	6,692	-	264	-	-	-	6,956
	17,631	-	479	-	-	-	18,110
	13,079,795	463,220	710	377,818	(895)	(236,622)	13,684,026

Consolidated				Investiment /
			Equity	advance Proposed
	Balance as of		valuation	for future	dividends	Balance as of
	1º.01.2015	Equity	adjustments	capital increase	and JCP	March 31, 2015
Joint Ventures (17.3)
Dominó Holdings	225,334	5,197	-	-	(426)	230,105
Voltalia	52,421	(241)	-	-	(127)	52,053
Voltalia - direito de autorização	11,693	-	-	-	-	11,693
Paraná Gás (17.3.1)	-	-	-	114	-	114
Costa Oeste	23,924	1,790	-	2,984	-	28,698
Marumbi	63,747	3,676	-	-	-	67,423
Transmissora Sul Brasileira	73,291	270	-	-	-	73,561
Caiuá	44,761	625	-	-	-	45,386
Integração Maranhense	91,835	(1,404)	-	1,470	(841)	91,060
Matrinchã	443,262	14,424	-	-	-	457,686
Guaraciaba	145,979	7,636	-	13,639	-	167,254
Paranaíba	68,308	1,997	-	-	-	70,305
Mata de Santa Genebra	26,151	923	-	-	-	27,074
Cantareira	15,273	177	-	4,201	-	19,651
	1,285,979	35,070	-	22,408	(1,394)	1,342,063
Associates (17.4)
Sanepar	282,311	6,678	-	-	-	288,989
Dona Francisca	53,908	2,222	-	-	-	56,130
Foz do Chopim	14,907	2,415	-	-	(2,147)	15,175
Carbocampel	1,521	(1)	-	-	-	1,520
Dois Saltos	720	-	-	-	-	720
Copel Amec	192	4	-	-	-	196
Escoelectric	134	(26)	-	41	-	149
	353,693	11,292	-	41	(2,147)	362,879
Other investments
Finam	1,322	-	378	-	-	1,700
Finor	223	-	(11)	-	-	212
Investco S.A.	9,394	-	(152)	-	-	9,242
Assets for future use	1,652	-	-	-	-	1,652
Other investments	7,887	-	264	-	-	8,151
	20,478	-	479	-	-	20,957
	1,660,150	46,362	479	22,449	(3,541)	1,725,899

17.2      Subsidiaries

					Interest %
				Copel	São		Noncontrolling
03.31.2015	Headquarters	Main Activity	Copel	GeT	Bento	Cutia	shareholders
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Generation and transmission of electricity	100.00	-	-	-	-
Copel Distribuição S.A.	Curitiba/PR	Distribution and sales of electricity	100.00	-	-	-	-
Copel Telecomunicações S.A.	Curitiba/PR	Telecommunication and communication services	100.00	-	-	-	-
Copel Renováveis S.A.	Curitiba/PR	Control and management of interests	100.00	-	-	-	-
Copel Participações S.A.(Copel PAR)	Curitiba/PR	Control and management of interests	100.00	-	-	-	-
Nova Asa Branca I Energias Renováveis S.A. (a)	S. Miguel do Gostoso/RN	Generation of electricity from wind sources	100.00	-	-	-	-
Nova Asa Branca II Energias Renováveis S.A. (a)	Parazinho/RN	Generation of electricity from wind sources	100.00	-	-	-	-
Nova Asa Branca III Energias Renováveis S.A. (a)	Parazinho/RN	Generation of electricity from wind sources	100.00	-	-	-	-
Nova Eurus IV Energias Renováveis S.A. (a)	Touros/RN	Generation of electricity from wind sources	100.00	-	-	-	-
Santa Maria Energias Renováveis S.A. (a)	Maracanaú/CE	Generation of electricity from wind sources	100.00	-	-	-	-
Santa Helena Energias Renováveis S.A. (a)	Maracanaú/CE	Generation of electricity from wind sources	100.00	-	-	-	-
Ventos de Santo Uriel S.A. (a)	João Câmara/RN	Generation of electricity from wind sources	100.00	-	-	-	-
Cutia Empreendimentos Eólicos SPE S.A.	São Paulo/SP	Control and management of interests	100.00	-	-	-	-
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of piped gas	51.00	-	-	-	49.00
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Generation of electricity	70.00	-	-	-	30.00
UEG Araucária Ltda.	Curitiba/PR	Generation of electricity from natural gas	20.00	60.00	-	-	20.00
São Bento Energia, Investimentos e Participações S.A.	São Paulo/SP	Control and management of interests	100.00	-	-	-	-
GE Olho D’Água S.A.	São Bento do Norte/RN	Generation of electricity from wind sources	-	-	100.00	-	-
GE Boa Vista S.A.	São Bento do Norte/RN	Generation of electricity from wind sources	-	-	100.00	-	-
GE Farol S.A.	São Bento do Norte/RN	Generation of electricity from wind sources	-	-	100.00	-	-
GE São Bento do Norte S.A.	São Bento do Norte/RN	Generation of electricity from wind sources	-	-	100.00	-	-
Central Geradora Eólica São Bento do Norte I S.A. (a)	São Bento do Norte/RN	Generation of electricity from wind sources	-	-	-	100.00	-
Central Geradora Eólica São Bento do Norte II S.A. (a)	São Bento do Norte/RN	Generation of electricity from wind sources	-	-	-	100.00	-
Central Geradora Eólica São Bento do Norte III S.A. (a)	São Bento do Norte/RN	Generation of electricity from wind sources	-	-	-	100.00	-
Central Geradora Eólica São Miguel I S.A. (a)	São Bento do Norte/RN	Generation of electricity from wind sources	-	-	-	100.00	-
Central Geradora Eólica São Miguel II S.A. (a)	São Bento do Norte/RN	Generation of electricity from wind sources	-	-	-	100.00	-
Central Geradora Eólica São Miguel III S.A. (a)	São Bento do Norte/RN	Generation of electricity from wind sources	-	-	-	100.00	-
(a) Pre-operating stage.

17.2.1     Summarized financial statements of subsidiaries with non-controlling interest

03.31.2015	Compagás	Elejor	UEG Araucária
ASSETS	596,804	706,992	1,304,464
Current assets	276,415	45,858	891,660
Noncurrent assets	320,389	661,134	412,804
LIABILITIES	596,804	706,992	1,304,464
Current liabilities	243,215	157,600	229,368
Noncurrent liabilities	65,857	507,477	11,341
Equity	287,732	41,915	1,063,755
STATEMENT OF INCOME
Operating revenues	408,951	56,699	560,060
Operating costs and expenses	(395,604)	(30,959)	(330,098)
Financial results	1,764	(24,751)	5,478
Income tax and social contribution	(5,405)	(333)	(80,094)
Net income for the period	9,706	656	155,346
Total comprehensive income	9,706	656	155,346

STATEMENTS OF CASH FLOWS
Cash flow s from operational activities	(25,036)	4,729	121,578
Cash flow s from investiment activities	(28,270)	(18)	122,933
Cash flow s from financing activities	-	(11,152)	(60,000)
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	(53,306)	(6,441)	184,511
Cash and cash equivalents at the beginning of the period	99,424	28,732	2,962
Cash and cash equivalents at the end of the period	46,118	22,291	187,473
CHANGE IN CASH AND CASH EQUIVALENTS	(53,306)	(6,441)	184,511

17.3      Joint ventures

			Equity +	Percentage of share capital %
			advance for				Book value
			future capital	Copel	Copel	Copel	of share
03.31.2015	Headquarters	Main activity	increase		PAR	GeT	capital

Dominó Holdings S.A.	Curitiba/PR	Interest in sew age treatment company	469,602	-	49.00	-	230,105
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	56,271	-	-	51.00	28,698
Marumbi Transmissora de Energia S.A. (a)	Curitiba/PR	Transmission of electricity	84,279	-	-	80.00	67,423
Transmissora Sul Brasileira de Energia S.A.	Curitiba/PR	Transmission of electricity	367,805	-	-	20.00	73,561
Caiuá Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	92,625	-	-	49.00	45,386
Integração Maranhense Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	185,837	-	-	49.00	91,060
Matrinchã Transmissora de Energia (TP NORTE) S.A. (a)	Curitiba/PR	Transmission of electricity	934,054	-	-	49.00	457,686
Guaraciaba Transmissora de Energia (TP SUL) S.A. (a)	Curitiba/PR	Transmission of electricity	341,335	-	-	49.00	167,254
Paranaíba Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	286,961	-	-	24.50	70,305
Mata de Santa Genebra Transmissão S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	54,040	-	-	50.10	27,074
Cantareira Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	40,105	-	-	49.00	19,651
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	106,230	49.00	-	-	52,053
Paraná Gás Exploração e Produção S.A. (17.3.1)	Curitiba/PR	Exploration of natural gas	-	30.00	-	-	-
(a) Pre-operating stage

17.3.1     Paraná Gás Exploração e Produção S.A.

In February 2015, a deposit was made in a Banco do Brasil account to realize registration at the board of trade of R$114 referring to part of the capital subscribed in the company Paraná Gás Exploração e Produção S.A. which is in the process of being incorporated and in which Copel will hold an interest of 30%.

17.3.2     Main groups of assets, liabilities and results of joint ventures

				Transmis-						Mata de
	Dominó	Costa	Marumbi	sora Sul	Caiuá	Integração	Matrinchã	Guaraciaba	Paranaíba	Santa	Canta-	Voltalia
03.31.2015	(a)	Oeste		Brasileira		Maranhense				Genebra	reira
ASSETS	478,662	98,673	146,403	725,543	223,335	427,804	1,650,788	813,641	666,422	107,407	44,053	106,490
Current assets	17,492	5,723	14,396	49,706	23,175	37,611	35,039	13,616	159,327	11,696	2,462	704
Cash and cash equivalents	2,279	3,635	14,171	24,870	7,585	1,885	31,666	11,219	156,543	11,045	2,234	1
Other current assets	15,213	2,088	225	24,836	15,590	35,726	3,373	2,397	2,784	651	228	703
Noncurrent assets	461,170	92,950	132,007	675,837	200,160	390,193	1,615,749	800,025	507,095	95,711	41,591	105,786
.
LIABILITIES	478,662	98,673	146,403	725,543	223,335	427,804	1,650,788	813,641	666,422	107,407	44,053	106,490
Current liabilities	9,060	7,506	10,525	31,610	29,091	67,099	69,939	440,050	368,670	51,852	327	260
Financial liabilities	-	2,814	3,274	20,740	7,511	11,931	38,799	412,298	365,922	51,103	3	-
Other current liabilities	9,060	4,692	7,251	10,870	21,580	55,168	31,140	27,752	2,748	749	324	260
Noncurrent liabilities	-	43,086	85,111	346,128	101,619	177,868	646,795	60,087	10,791	1,515	12,195	-
Financial liabilities	-	31,876	47,474	320,812	81,442	136,241	574,435	-	-	-	-	-
Advance for future capital increase	-	8,190	33,512	20,000	-	3,000	-	27,831	-	-	8,574	-
Other noncurrent liabilities	-	3,020	4,125	5,316	20,177	38,627	72,360	32,256	10,791	1,515	3,621	-
Equity	469,602	48,081	50,767	347,805	92,625	182,837	934,054	313,504	286,961	54,040	31,531	106,230

STATEMENT OF INCOME
Net operating income	-	5,710	13,350	12,693	4,577	55,985	-	-	-	-	5,997	-
Operating costs and expenses	(270)	(1,438)	(7,821)	(2,172)	(1,814)	(54,712)	(1,576)	(1,340)	(1,193)	(1,113)	(5,489)	-
Financial results	224	(479)	(415)	(8,400)	(1,265)	(2,101)	47,073	25,669	13,359	4,470	60	-
Equity in income of subsidiaries	10,652	-	-	-	-	-	-	-	-	-	-	(491)
Income tax and social contribution		(285)	(519)	(771)	(223)	(2,040)	(16,060)	(8,744)	(4,015)	(1,514)	(206)	-
Income (loss) for the period	10,606	3,508	4,595	1,350	1,275	(2,868)	29,437	15,585	8,151	1,843	362	(491)
Total comprehensive income for the period	10,606	3,508	4,595	1,350	1,275	(2,868)	29,437	15,585	8,151	1,843	362	(491)
(a) Practices adjusted to those of Copel

17.4      Associates

			Equity +	Percentage	Book value
	Headquarters	Main activity	advance for	of share	of share
			future capital	capital	capital
03.31.2015			increase	Copel %
Cia. de Saneamento do Paraná - Sanepar	Curitiba/PR	Basic sanitation	3,789,921	7.6252	288,989
Dona Francisca Energética S.A.	Agudo/RS	Electric Pow er	243,721	23.0303	56,130
Foz do Chopim Energética Ltda.	Curitiba/PR	Electric Pow er	42,423	35.77	15,175
Carbocampel S.A.	Figueira/PR	Coal mining	3,102	49.00	1,520
Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda. (a)	Curitiba/PR	Electric Pow er	2,400	30.00	720
Copel Amec S/C Ltda.- em liquidação	Curitiba/PR	Services	408	48.00	196
Escoelectric Ltda.	Curitiba/PR	Services	372	40.00	149
Sercomtel S.A. Telecomunicações (b)	Londrina/PR	Telecommunications	-	45.00	-
(a) Pre-operating stage
(b) Investment reduced to zero in 2013 due to the impairment tests

17.4.1     Main groups of assets, liabilities and results of associates

03.31.2015	Sanepar (a)	Dona Francisca (a)	Foz do Chopim
ASSETS	7,631,420	258,005	45,649
Current assets	568,588	81,467	7,022
Noncurrent assets	7,062,832	176,538	38,627
LIABILITIES	7,631,420	258,005	45,649
Current liabilities	762,131	13,207	2,550
Noncurrent liabilities	3,079,368	1,077	676
Equity	3,789,921	243,721	42,423
STATEMENT OF INCOME
Net operating income	666,624	21,505	11,593
Operating costs and expenses	(496,595)	(8,650)	(4,491)
Financial results	(37,984)	1,757	24
Income tax and social contribution	(44,460)	(4,962)	(374)
Income (loss) for the period	87,585	9,650	6,752
Total comprehensive income for the period	87,585	9,650	6,752
(a) Practices adjusted to those of Copel

18      Property, Plant and Equipment

18.1      Asset by type of account – in service and in progress

Consolidated		Accumulated			Accumulated
	Cost	depreciation	03.31.2015	Cost	depreciation	12.31.2014
In service
Reservoirs, dams and aqueducts	7,620,522	(4,678,709)	2,941,813	7,619,405	(4,642,025)	2,977,380
Machinery and equipment	5,149,681	(2,654,164)	2,495,517	5,256,847	(2,720,761)	2,536,086
Buildings	1,520,432	(1,037,760)	482,672	1,520,232	(1,029,827)	490,405
Land	277,620	(5,895)	271,725	277,620	(5,214)	272,406
Vehicles	47,760	(34,029)	13,731	44,388	(33,183)	11,205
Aircraft	17,067	(6,623)	10,444	17,067	(5,770)	11,297
Furniture and tools	16,762	(10,109)	6,653	16,774	(9,935)	6,839
(-) Provision for impairment (a)	(46,571)	-	(46,571)	(46,571)	-	(46,571)
(-) Special Obligations	(14)	-	(14)	(14)	-	(14)
	14,603,259	(8,427,289)	6,175,970	14,705,748	(8,446,715)	6,259,033
In progress
Cost	3,217,467	-	3,217,467	2,805,865	-	2,805,865
(-) Provision for impairment (a)	(760,710)	-	(760,710)	(760,710)	-	(760,710)
	2,456,757	-	2,456,757	2,045,155	-	2,045,155
	17,060,016	(8,427,289)	8,632,727	16,750,903	(8,446,715)	8,304,188
(a) Refers to concession assets for electricity generation.

18.2      Changes in Property, Plant and Equipment

Consolidated	Balance as of					Balance as of
	January 1, 2015	Additions	Depreciation	Write-offs	Transfers	March 31, 2015
In service
Reservoirs, dams and aqueducts	2,977,380	-	(36,682)	-	1,116	2,941,814
Machinery and equipment	2,536,087	-	(43,236)	(12,332)	14,999	2,495,518
Buildings	490,403	-	(7,933)	-	204	482,674
Land	272,407	-	(681)	-	-	271,726
Vehicles	11,204	-	(928)	(78)	3,529	13,727
Aircraft	11,297	-	(853)	-	1	10,445
Furniture and tools	6,839	-	(197)	(6)	16	6,652
(-) Provision for impairment	(46,571)	-	-	-	-	(46,571)
(-) Special Obligations	(14)	-	-	-	-	(14)
	6,259,032	-	(90,510)	(12,416)	19,865	6,175,971
In progress
Cost	2,805,866	432,270	-	(7)	(20,663)	3,217,466
(-) Provision for impairment	(760,710)	-	-	-	-	(760,710)
	2,045,156	432,270	-	(7)	(20,663)	2,456,756
	8,304,188	432,270	(90,510)	(12,423)	(798)	8,632,727

18.3      Colíder Hydroelectric Power Plant (HPP)

On July 30, 2010, at the Aneel Auction of Power from New Projects 003/10, Copel Geração e Transmissão won the rights to the concession of the Colíder Hydroelectric Power Plant, which will feature 300 MW of installed capacity; the concession is valid for 35 years from the date of signature of Concession Contract no. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The National Bank for Economic and Social Development (BNDES) approved the classification of the HPP Colíder project for financial support feasibility analysis and the signed financing agreement, amounted to R$1,041,155, in December 2013 was released the amount of R$840,106 as note 21.5.

Unit one is expected to start operations on April 30, 2016 and units two and three are expected to start operations in May and June 2016, respectively.

The Colíder Hydroelectric Power Plant’s power output was sold at an Aneel auction at a final price of R$103.40/MWh, as of July 1, 2010, adjusted according to the variation of the IPCA inflation index to R$140.10/MWh as of March 31, 2015 A total of 125 averages MW were sold, for supply starting in January 2015 for 30 years.

The Company submitted an application to Aneel to exclude its responsibility, so that the obligation to supply energy could be extended. The application is being analyzed by Aneel and in the meantime, the Company is honoring its commitment with energy surpluses not contracted from its other plants.

The assured power of the project, established in its concession agreement, was 179.6 averages MW, after full motorization.

The expenditures in this venture on March 31, 2015 totaled R$1,678,497.

Total commitments already assumed with suppliers of equipment and services in connection with the Colíder Hydroelectric Power Plant amounted to R$210.114 as of March 31, 2015.

18.4      Consórcio Tapajós

Copel Geração e Transmissão has signed a Technical Cooperation Agreement with eight other companies of the sector to conduct studies on the Tapajós and Jamanxim Rivers, in the North Region of Brazil, comprising an integrated environmental assessment of the Tapajós River Basin and viability and environmental studies of five hydroelectric projects, totaling 10,682 MW of installed capacity.

The expenditures on this project on March 31, 2015 totaled R$14.359.

18.5      Consórcio Empreendedor Baixo Iguaçu

On August 27, 2013 Copel Geração e Transmissão entered into a consortium with Geração Céu Azul S.A., with ownership percentage of 30% and 70%, respectively, to build and operate the Baixo Iguaçu Hydroelectric Power Plant, with a minimum installed capacity of 350.20 MW, located in Rio Iguaçu, between the municipalities of Capanema and Capitão Leônidas Marques, and between HPP Governador José Richa and the Iguaçu National Park, in Paraná State, which runs on 3 Kaplan turbines. This consortium was named "Consórcio Empreendedor Baixo Iguaçu" - CEBI.

The start of commercial operation of Unit 1 is scheduled for December 31, 2017 and Units 2 and 3 for January and February 2018, respectively, and should be changed due to the suspension of the Installation License, as per the decision of the Federal Court of the 4th Region (TRF-RS), held on June 16, 2014, and that paralyzed the works as of its receipt on July 7, 2014.

As of March 31, 2015 the expenses incurred on this venture amounted to R$235,281.

18.6      Commitments with windmill farms

Total commitments assumed with suppliers of equipment and services in connection with wind farms total R$220,790 on March 31, 2015.

19      Intangible Assets

19.1      Changes in intangible assets

			Concession contract		Concession and		Other
	in	in	Special liabilities		authorization	in	in
Balances	service	progress	in service	in progress	rights	service	progress	Consolidated
As of January 1, 2015	497,289	1,435,463	(24,337)	(199,650)	423,722	24,753	16,916	2,174,156
Acquisitions	-	251,714	-	-	-	-	1,809	253,523
Customers contributions	-	-	-	(57,346)	-	-	-	(57,346)
ANEEL grant - use of public property	-	419	-	-	-	-	-	419
Transfers to property, plant and equipment	-	-	-	-	-	-	(929)	(929)
Capitalizations for accounts receivable related
to concession (Note 10.1)	-	(321,240)	-	63,325	-	-	-	(257,915)
Capitalizations for intangible in service	25,807	(25,807)	(945)	945	-	374	(374)	-
Amortization of quotas - concession and authorization	(79,009)	-	12,613	-	(895)	(1,901)	-	(69,192)
Amortization of quotas - Pasep/Cofins credits	(3,575)	-	630	-	-	-	-	(2,945)
Write-offs	62	(12,789)	(275)	-	-	2	-	(13,000)
As of March 31, 2015	440,574	1,327,760	(12,314)	(192,726)	422,827	23,228	17,422	2,026,771

20      Payroll, Social Charges and Accruals

	Parent Company			Consolidated
Consolidado	03.31.2015	12.31.2014	03.31.2015	12.31.2014
Social security liabilities
Taxes and social contribution	1,824	2,680	28,288	35,975
Social security charges on paid vacation and 13th salary	2,003	2,006	32,213	32,306
	3,827	4,686	60,501	68,281
Labor liabilities
Payroll, net	2	23	1,239	1,252
Vacation and 13th salary	5,301	5,441	88,845	89,830
Profit sharing	3,365	2,643	103,079	93,153
Voluntary redundancy	-	-	-	72
Assignments to third parties	-	-	16	30
	8,668	8,107	193,179	184,337
	12,495	12,793	253,680	252,618

21      Suppliers

Consolidated		03.31.2015	12.31.2014
Energy supplies		963,330	757,174
Materials and supplies		645,592	509,674
Natural gas for resale		205,092	252,103
Charges for use of grid system		117,263	85,879
		1,931,277	1,604,830
	Current	1,913,652	1,587,205
	Noncurrent	17,625	17,625

21.1      Main Power purchase agreements

The power purchase agreements signed in the regulated power trading environment, shown at original value and adjusted annually according to the IPCA inflation index:

	Supply	Energy purchased	Auction	Average purchase
	period	(annual average MW)	date	price (R$/MWh)
Auction of power from existing facilities
2nd Auction - Product 2008	2008 to 2015	52.05	04.02.2005	83.13
4th Auction - Product 2009	2009 to 2016	45.01	10.11.2005	94.91
12th Auction-Product 2014 18M	01/01/2014 to 06/30/2015	9.67	12.17.2013	165.20
12th Auction-Product 2014 36M	01/01/2014 to 12/31/2016	162.86	12.17.2013	149.99
13th Auction-Product 2014 - DIS	05/01/2014 to 12/31/2019	109.05	04.30.2014	262.00
13th Auction-Product 2014 - QTD	05/01/2014 to 12/31/2019	278.97	04.30.2014	271.00
14th Auction-Product 2015 - 03 DIS	05/01/2014 to 12/31/2017	13.28	12.05.2014	191.99
14th Auction-Product 2015 - 03 QTD	05/01/2014 to 12/31/2017	17.32	12.05.2014	201.00
18th Auction-Product 2015 06M	01/01/2015 to 06/30/2015	148.76	01.15.2015	385.87
		836.97
Auction of power from new facilities
1st Auction- Product 2008 Hydro	2008 to 2037	3.61	12.16.2005	106.95
1st Auction- Product 2008 Term	2008 to 2022	24.75	12.16.2005	132.26
1st Auction- Product 2009 Hydro	2009 to 2038	3.54	12.16.2005	114.28
1st Auction- Product 2009 Term	2009 to 2023	40.44	12.16.2005	129.26
1st Auction- Product 2010 Hydro	2010 to 2039	69.87	12.16.2005	115.04
1st Auction- Product 2010 Term	2010 to 2024	65.01	12.16.2005	121.81
3rd Auction- Product 2011 Hydro	2011 to 2040	57.66	10.10.2006	120.86
3rd Auction- Product 2011 Term	2011 to 2025	54.22	10.10.2006	137.44
4th Auction- Product 2010 Term	2010 to 2024	15.44	07.26.2007	134.67
5th Auction- Product 2012 Hydro	2012 to 2041	53.24	10.16.2007	129.14
5th Auction- Product 2012 Term	2012 to 2026	115.38	10.16.2007	128.37
6th Auction- Product 2011 Term	2011 to 2025	9.89	09.17.2008	128.42
7th Auction- Product 2013 Hydro	2013 to 2042	-	09.30.2008	98.98
7th Auction- Product 2013 Term	2013 to 2027	110.96	09.30.2008	145.23
8th Auction- Product 2012 Hydro	2012 to 2041	0.01	08.27.2009	144.00
8th Auction- Product 2012 Term	2012 to 2026	0.15	08.27.2009	144.60
		624.17
Structuring projects auction
Santo Antonio	2012 to 2041	133.77	12.10.2007	78.87
Jirau	2013 to 2042	268.61	05.19.2008	71.37
		402.38

22      Loans and Financing

Consolidated	Current liabilities				Noncurrent liabilities
	Principal	Charges	03.31.2015	12.31.2014	03.31.2015	12.31.2014
Foreign currency
STN (22.1)	-	1,541	1,541	596	83,978	70,601
	-	1,541	1,541	596	83,978	70,601
Local currency
Banco do Brasil (22.2)	571,296	145,036	716,332	728,039	830,018	830,446
Eletrobras (22.3)	49,702	48	49,750	49,484	74,094	81,277
Finep (22.4)	5,680	60	5,740	5,737	26,035	27,431
BNDES (22.5)	76,325	13,018	89,343	71,945	1,426,087	1,454,196
Banco do Brasil
BNDES onlending (22.6)	11,369	418	11,787	11,825	134,531	137,373
Promissory notes (22.7)	449,569	1,356	450,925	-	-	-
	1,163,941	159,936	1,323,877	867,030	2,490,765	2,530,723
	1,163,941	161,477	1,325,418	867,626	2,574,743	2,601,324

Parent Company	Current liabilities				Noncurrent liabilities
	Principal	Charges	03.31.2015	12.31.2014	03.31.2015	12.31.2014
Foreign currency
STN (22.1)	-	1,541	1,541	596	83,978	70,601
Local currency
Banco do Brasil (22.2)	304,984	17,168	322,152	349,157	538,697	538,062
	304,984	18,709	323,693	349,753	622,675	608,663

22.1      Department of the National Treasury - STN

	Number of	Issue	Final		Annual rate p.y.		Consolidated
Type of bonus	installment	Date	maturity	Amortization	(interest + commission)	Principal	03.31.2015	12.31.2014
Par Bond	1	05.20.1998	04.11.2024	Single installment	6.0% + 0.20%	17,315	34,700	42,107
Discount Bond	1	05.20.1998	04.11.2024	Single installment	Libor Semi Annual+0.8125%+0.20%	12,082	50,819	29,090
							85,519	71,197
						Current	1,541	596
					Noncurrent		83,978	70,601
Company: Copel
Guarantees:
Company’s centralized revenues account.
Deposited Collateral (Note 6.1): Par Bond in the amount of R$ 39,625 (R$ 33,525 on 12.31.2014), and Discount Bond in the amount of R$ 27,694 (R$ 23,431 on 12.31.2014).
Note:
The restructuring of medium and long-term debt in connection w ith the f inancing received under Law nº 4,131/62.

22.2      Banco do Brasil S.A.

	Issue	Number of	Final	Annual rate p.y.		Consolidated
Contracts	Date	installment	maturity	(interest + commission)	Principal	03.31.2015	12.31.2014
21/02155-4 (a)	09.10.2010	3	08.15.2015	98.5% of average rate of CDI	350,000	179,303	173,240
21/02248-8 (b)	06.22.2011	1	06.01.2015	99.5% of average rate of CDI	150,000	211,619	205,642
CCB 21/11062X (c)	08.26.2013	3	07.27.2018	106.0% of average rate of CDI	151,000	176,750	171,209
CCB 330600773 (d)	07.11.2014	3	11.07.2019	111.8% of average rate of CDI	116,667	117,829	121,175
NC 330600132 (e)	02.28.2007	1	02.28.2014	106.2% of average rate of CDI	231,000	231,833	239,075
NC 330600151 (f)	07.31.2007	1	07.31.2014	106.5% of average rate of CDI	18,000	18,288	18,878
NC 330600609 (g)	08.19.2011	2	07.21.2016	109.41% of average rate of CDI	600,000	610,728	629,266
						1,546,350	1,558,485
					Current	716,332	728,039
					Noncurrent	830,018	830,446
Companies:
Copel Distribuição: (a) (b) (c) (d)
Copel: (e) (f) (g)

Annual installment
Together with the data is the interest accrued on the installments, in the amount of R$50,333, falling due on July 27, 2016, July 27, 2017 and July 27, 2018: (c)
Together with the data is the interest accrued on the installments, in the amount of R$38,889, falling due on July 11, 2017, July 11, 2018 and July 11, 2019: (d)
Together with the data is the interest accrued on the installments, in the amount of R$77,000, falling due on February 28, 2017, February 28, 2018 and February 28, 2019: (e)
Together with the data is the interest accrued on the installments, in the amount of R$6,000, falling due on July 30, 2015, July 30, 2016 and July 30, 2017: (f)
Together with the data is the interest accrued on the installments, in the amount of R$300,000, falling due on July 21, 2015 and July 21, 2016: (g)

Destination:
Working capital: (b) (c) (d)
Only purpose of paying the debts: (e) (f) (g) (h) (i) (j) (k)

Guarantees:
Ow n revenue : (a)
Pledge until 360 days: (b) (c)
Credit assignment : (d) (e)

22.3      Eletrobrás - Centrais Elétricas Brasileiras S.A.

	Issue	Number of	Final	Annual rate p.y.		Consolidated
Contracts	Date	installment	maturity	(interest + commission)	Principal	03.31.2015	12.31.2014
1293/94 (a)	09.23.1994	180	06.30.2016	5.5% to 6.5% + 2.0%	307,713	42,189	50,237
980/95 (b)	12.22.1994	80	11.15.2018	8.0%	11	10	11
981/95 (c)	12.22.1994	80	08.15.2019	8.0%	1,169	295	311
982/95 (d)	12.22.1994	80	02.15.2020	8.0%	1,283	113	119
983/95 (e)	12.22.1994	80	11.15.2020	8.0%	11	147	154
984/95 (f)	12.22.1994	80	11.15.2020	8.0%	14	70	72
985/95 (g)	12.22.1994	80	08.15.2021	8.0%	61	98	99
002/04 (h)	06.07.2004	120	07.30.2016	8.0%	30,240	1,462	1,737
142/06 (i)	05.11.2006	120	09.30.2018	5.0% + 1.0%	74,340	12,679	13,588
206/07 (j)	03.03.2008	120	08.30.2020	5.0% + 1.0%	109,642	48,230	50,455
273/09 (k)	02.18.2010	120	12.30.2022	5.0% + 1.0%	63,944	12,744	13,154
2540/06 (l)	05.12.2009	60	10.30.2016	5.0% + 1.5%	2,844	712	824
415.855-22/2014 (m)	03.31.2015	120	12.08.2026	6.0%	5,095	5,095	-
						123,844	130,761
					Current	49,750	49,484
					Noncurrent	74,094	81,277
Companies:
Copel Geração e Transmissão: (a)
Copel Distribuição: (b) (c) (d) (e) (f) (g) (h) (i) (j) (k) (l)

Destination:
Financial cover up to 29.14% of the total project of HPP Governador José Richa Implementation and transmission system: (a)
National Program for Watering - Proni: (b) (c) (d) (e) (f) (g)
Rural Electricity Program - Luz para Todos: (h) (i) (j) (k) (m)
National Program for Efficient Public Lighting - ReLuz: cover 75% of the total cost of the Project for the City of Ponta Grossa:(l)

Guarantees:
The guarantee is represented by the income, supported by pow er of attorney granted by a public instrument, and the issue of promissory notes equal to the number of installments falling due.

22.4      Finep

	Issue	Number of	Final	Annual rate p.y.		Consolidated
Contracts	Date	installment	maturity	(interest + commission)	Principal	03.31.2015	12.31.2014
21120105-00	05.17.2012	81	10.15.2020	4%	35,095	17,559	18,344
21120105-00	05.17.2012	81	10.15.2020	3.5% + TR	17,103	14,216	14,824
						31,775	33,168
					Current	5,740	5,737
					Noncurrent	26,035	27,431
Company:
Copel Telecomunicações.
Destination:
BEL project - ultra w ide band intranet service (Ultra Wide Band - UWB).
Guarantees:
Withhold the amounts from the checking account in w hich revenues are deposited.

22.5      BNDES

	Issue	Number of	Maturity		Annual rate p.y.		Consolidated
Contracts	Date	installment	initial	final	(interest + commission)	Principal	03.31.2015	12.31.2014
820989.1 (a)	03.17.2009	179	02.15.2012	01.15.2028	1.63% over TJLP	169,500	146,271	149,196
1120952.1-A (b)	12.16.2011	168	05.15.2012	04.15.2026	1.82% over TJLP	42,433	33,685	34,451
1120952.1-B (c)	12.16.2011	168	05.15.2012	04.15.2026	1.42% over TJLP	2,290	1,817	1,859
1220768.1 (d)	09.28.2012	192	08.15.2013	07.15.2029	1.36% over TJLP	73,122	66,529	67,700
13211061 (e)	12.04.2013	192	11.15.2015	10.15.2031	1.49% over TJLP	1,041,155	851,164	850,782
13210331 (f)	12.03.2013	168	09.15.2014	08.15.2028	1.49% and 1.89% over TJLP	17,644	16,954	17,273
14205611-A (g)	12.15.2014	72	02.15.2015	01.15.2021	2.09% p.y. over TJLP	41,583	28,992	30,008
14205611-B (h)	12.15.2014	6	02.15.2016	02.15.2021	2.09 p.y. over TR BNDES	17,821	18,672	17,874
14205611-C (i)	12.15.2014	113	02.15.2015	06.15.2024	6% p.y.	78,921	51,380	52,170
11211521 (j)	03.19.2012	192	07.15.2014	06.15.2030	2.34% p.y. over TJLP	54,100	57,700	58,635
11211531 (k)	03.19.2012	192	07.15.2014	06.15.2030	2.34% p.y. over TJLP	40,050	42,657	43,349
11211541 (l)	03.19.2012	192	07.15.2014	06.15.2030	2.34% p.y. over TJLP	90,900	96,743	98,311
11211551 (m)	03.19.2012	192	07.15.2014	06.15.2030	2.34% p.y. over TJLP	97,000	102,866	104,533
							1,515,430	1,526,141
						Current	89,343	71,945
						Noncurrent	1,426,087	1,454,196
Company:
Copel Geração e Transmissão: (a) (b) (c) (d) (e) (f)					GE Boa Vista: (k)
Copel Distribuição: (g) (h) (i)					GE São Bento do Norte: (l)
GE Farol: (j)					GE Olho D'Agua: (m)
Destination:
Construction of the Mauá Hydroelectric Power Plant and its transmission system: (a)
Implementation of transmission line betw een substations Foz do Iguaçu and Cascavel Oeste: (b)
Purchase of machinery and equipment: (c)
Implementation of Cavernoso II SHP: (d)
Implementation of HPP Colíder and associated transmission system: (e)
Implementation of the 230/138kV Cerquilho III Substation: (f)
Investment in preservation of businesses, improvements, operational support and general investments in expansion: (g) (h)
National machinery and equipment accredited by BNDES: (i)
Construction and implementation of wind generating plant Eol Farol: (j)
Construction and implementation of wind generating plant Eol Dreen Boa Vista: (k)
Construction and implementation of wind generating plant Eol Dreen São Bento do Norte: (l)
Construction and implementation of wind generating plant Eol Dreen Olho D'Água: (m)
Collateral:
All the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Pow er Market (“Contracts for the Sale of Energy in the Regulated Environment” or CCEARs) in connection w ith this project (a) and (d)

Copel Geração e Transmissão has undertaken to assign to the BNDES the rights it holds under Concession Arrangement 027/2009-ANEEL, and to submit as a guarantee to the BNDES the credit rights deriving from the provision of energy transmission services stipulated in the Concession Arrangement (Transmission Services Agreement 09/2010), by Copel Geração e Transmissão and the National Electric System Operator (Operador Nacional do Sistema Elétrico or ONS), the transmission concession operators and the users of the transmission system, including the entire revenue deriving from the transmission services provided: (b) and (c)

Statutory assignment of the rights under Concession Agreement 01/2011MME-HPP Colíder and statutory assignment under the electricity purchase and sale agreement (CCVEE) betw een Copel and Sadia S.A.: (e)
Statutory assignment of the rights under Public Electricity Transmission Service Concession Agreement 015/2010-ANEEL, betw een Copel and the federal government: (f)
Surety of Companhia Paranaense de Energia; fiduciary assignment of income and indemnity rights of the concession (g) (h) (i)
Pledge of shares of subsidiaries belonging to the Company; fiduciary assignment of receivables from electricity sales revenue;
fiduciary assignment of machinery and equipment assembled or built w ith the proceeds from this contract: (j) (k) (l) (m)

22.6      Banco do Brasil - Distribution of Funds from BNDES

	Issue	Number of	Maturity		Annual rate p.y.		Consolidated
Contracts	Date	installment	initial	final	(interest + commission)	Principal	03.31.2015	12.31.2014
21/02000-0	04.16.2009	179	02.15.2012	01.15.2028	2.13% over TJLP	169,500	146,318	149,198
							146,318	149,198
						Current	11,787	11,825
						Noncurrent	134,531	137,373
Company:
Copel Geração e Transmissão
Destinantion:
Construction of the Mauá Hydroelectric Pow er Plant and its transmission system, in consortium w ith Eletrosul.
Guarantees:
All the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Pow er Market (“Contracts for the Sale of Energy in the Regulated Environment” or CCEARs) in connection w ith this project

22.7      Promissory note

Issue	Number of	Maturity	Annual rate p.y.		Consolidated
Date	installment	Final	(interest + commission)	Principal	03.31.2015
03.23.2015	1	09.23.2015	106.5% over DI	450,000	450,925
					450,925
Company:
Copel Geração e Transmissão
Destination:
Working capital or used to make investments in the issuer.
Guarantee:
Personal guarantee.
Notes:
In addition to the lead coordinator BB Banco de Investimentos, the PN issuance w as also coordinated by the banks BTG Pactual and Caixa Econômica Federal.

22.8      Breakdown of loans and financing by currency and index

Index and change in foreign currencies				Consolidated
accumulated in the period (%)		03.31.2015%		12.31.2014%
Foreign currency
U.S. Dolar	20.77	85,519	2.19	71,197	2.05
		85,519	2.19	71,197	2.05
Local currency
TJLP	10.00	1,591,697	40.81	1,605,429	46.28
Ufir	0.00	81,656	2.09	80,524	2.32
Finel	0.40	42,189	1.08	50,236	1.45
CDI	8.90	1,997,273	51.21	1,558,486	44.93
TR	0.23	14,216	0.36	14,824	0.43
IPCA	3.83	18,672	0.48	17,821	0.51
Without index	-	68,939	1.78	70,433	2.03
		3,814,642	97.81	3,397,753	97.95
		3,900,161	100.00	3,468,950	100.00
	Current	1,325,418		867,626
	Noncurrent	2,574,743		2,601,324

22.9      Maturity of noncurrent installments

		Parent Company				Consolidated
	Foreign	Local		Foreign	Local
03.31.2015	currency	currency	Total	currency	currency	Total
2016	-	303,342	303,342	-	471,635	471,635
2017	-	82,441	82,441	-	317,461	317,461
2018	-	76,457	76,457	-	310,568	310,568
2019	-	76,457	76,457	-	248,903	248,903
2020	-	-	-	-	130,244	130,244
After 2021	83,978	-	83,978	83,978	1,011,954	1,095,932
	83,978	538,697	622,675	83,978	2,490,765	2,574,743

22.10    Changes in loans and financing

	Foreign currency		Local currency
Consolidated	Current	Noncurrent	Current	Noncurrent	Total
Balance as of January 1, 2015	596	70,601	867,030	2,530,723	3,468,950
Funding	-	-	450,000	5,095	455,095
Charges	945	-	59,203	20,554	80,702
Monetary and exchange variations	-	13,377	330	410	14,117
Transfers	-	-	66,017	(66,017)	-
Amortization - principal	-	-	(25,118)	-	(25,118)
Payment - charges	-	-	(93,585)	-	(93,585)
Balance as of March 31, 2015	1,541	83,978	1,323,877	2,490,765	3,900,161

22.11    Contracts with clauses for anticipated maturity

The Company and its subsidiaries contracted loans which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, as well as other conditions that have to be observed, such as: no alterations to the investment interest of the Company in the capital of subsidiaries that represents a change in control, without prior notice. Non compliance with these terms could result in the anticipated maturity of the debts and/or fines.

At March 31, 2015 all contractual covenants had been complied.

23      Debentures

	Issue Number of		Maturity		Annual rate p.y.		Consolidated
Debentures	Date	installment	initial	final	(interest)	Principal	03.31.2015	12.31.2014
5th issue (a)	05.13.2014	3	05.13.2017	05.13.2019	111.5% over DI	1,000,000	1,043,103	1,010,485
1st issue (b)	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0.99% p.y.	1,000,000	1,050,346	1,019,037
2nd issue (c)	09.26.2013	60	10.26.2013	09.26.2018	DI + Spread 1.00% p.y.	203,000	141,915	152,040
1st issue (d)	06.15.2013	40	09.15.2015	12.15.2018	TJLP+1.7% p.y.+1.0% p.y.	62,626	53,554	53,554
1st issue (e)	06.10.2014	1	-	06.10.2015	100% CDI + Spread 0.90% p.y.	330,000	362,151	350,332
							2,651,069	2,585,448
						Current	510,804	431,491
						Noncurrent	2,140,265	2,153,957
Companies:
Copel: (a)				Nova Asa Branca I (e)		Santa Maria (e)
Copel Distribuição: (b)				Nova Asa Branca II (e)		Santa Helena (e)
Elejor: (c)				Nova Asa Branca III (e)		Ventos de Santo Uriel (e)
Compagás: (d)				Nova Eurus IV (e)
Characteristics:
Simple debentures, single series, unconvertible, unsecured debenture, w as approved for public offering under restricted placement efforts, pursuant to CVM Instruction number 476, in the minimum amount of R$1,000,000 (a and b) and R$203,000 © notes were issued w ith a unit value of R$10, in quantity of 100,000 (a and b) and 20,300 (c)

Simple floating debentures, issued privately in a single series and not convertible into shares, in the amount of R$62,626 (d)
Securities w orth R$ 1 per unit w ere issued in the quantity of: 62,626 (d)
Simple, single series, unsecured and not convertible into shares debentures that are to be distributed in the market under restricted placement efforts, pursuant to CVM (Brazilian Securities and Exchange Commission) Instruction 476, in the minimum amounts of:
R$53,000 - N. Asa Branca I; R$58,000 - N. Asa Branca II; R$50,000 - N. Asa Branca III; R$30,000 - N. Eurus IV; R$50,000 - Santa Maria;
R$58,000 - Santa Helena; and R$31,000 - Ventos de Santo Uriel. (e)
Securities w ith a unit value of R$10 w ere issued in the amounts of: 5,300 - N. Asa Branca I; 5,800 - N. Asa Branca II;
5,000 - N. Asa Branca III; 3,000 - N. Eurus IV; 5,000 - Santa Maria; 5,800 - Santa Helena; 3,100 - Ventos Santo Uriel. (e)
The unit value of debentures w ill not be adjusted for inflation: (a) (b) (c) (d) (e)
Finance charges:
Interest paid half-yearly in May and November: (a)
Interest paid half-yearly in April and October: (b)
Interest paid monthly: (c)
Interest paid quarterly in March, June, September and December: (d)
Interest paid in a lump sum on maturity date: (e)
Destination:
Working capital or used to make investments in the issuer: (a) and (b)
Full settlement of the loan agreement w ith Copel: (c)
Fund investment plan of the issuer: (d)
Redemption of promissory notes and investment in w ind farms: (e)
Guarantees:
Personal guarantee (a) (b) (c) (e)
Floating: (d)
Guarantor:
Copel: (b) (e)
Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%: (c)
Compagas: (d)
Fiduciary agent :
Pentágono: (a)
C&D Distribuidora de Títulos e Valores Mobiliários S.A.: (b) (c) (e)
BNDES Participações S.A. - BNDESPAR: (d)

23.1      Changes in debentures

			Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2015	431,491	2,153,957	2,585,448
Charges	79,851	1,366	81,217
Transfers	15,058	(15,058)	-
Amortization - principal	(10,152)	-	(10,152)
Payment - charges	(5,444)	-	(5,444)
Balance as of March 31, 2015	510,804	2,140,265	2,651,069

23.2      Contracts with clauses for anticipated maturity

Copel and your subsidiaries issued debentures that contain covenants that require the maintenance of certain economic and financial indices within previously established parameters with enforceability of compliance with annual and other conditions to be observed, such as changing the shareholding of the Company in the share capital representing a change of control without the prior consent of the Debenture Holders; not making without prior written consent of the Debenture holders, payments of dividends or payments of interest on equity, if they are in arrears regarding compliance with any of their financial obligations or they do not meet the established financial indices. Failure to comply with these conditions may allow early call of the debentures.

At March 31, 2015 all contractual covenants had been complied.

24      Post-Employment Benefits

The Company and its subsidiaries sponsor retirement and pension plans (Unified Plan and Plan III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

24.1      Benefit Pension Plan

The unified pension plan is a Defined Benefit Plan - BD in which the income is predetermined, according to each individual's salary, and pension plan III is a Defined Contribution Plan - CD.

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with Technical Pronouncement CPC 33 (R1)/IAS 19 and IFRC 14, issued by the Accounting Pronouncements Committee – CPC compulsory for public stock corporations as of January 1, 2013, and refer to employee benefits, and correlated to IAS 19 (R1) and IFRIC 14. The economic and financial assumptions for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsors’ management.

24.2      Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of health-care expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

24.3      Statement of financial position and statement of income

Amounts recognized in the statement of financial position, under Post-Employment Benefits, are summarized below:

			Parent Company		Consolidated
		03.31.2015	12.31.2014	03.31.2015	12.31.2014
Pension plan		-	-	629	1,030
Healthcare plan		8,608	8,196	924,048	897,588
		8,608	8,196	924,677	898,618
	Current	-	-	37,047	37,404
	Noncurrent	8,608	8,196	887,630	861,214

The amounts recognized in the statement of income are shown below:

		Parent Company		Consolidated
	03.31.2015	03.31.2014	03.31.2015	03.31.2014
Pension plan (CD)	962	1,511	13,915	13,201
Pension plan (CD) - management	79	97	173	215
Healthcare plan - post-employment	387	73	35,575	25,526
Healthcare plan	506	780	14,490	10,442
Healthcare plan - management	20	19	35	33
	1,954	2,480	64,188	49,417

24.4      Changes in the post-employment benefits

Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2015	37,404	861,214	898,618
Appropriation of actuarial calculation	-	35,576	35,576
Pension and healthcare contributions	33,067	-	33,067
Transfers	9,160	(9,160)	-
Amortizations	(42,584)	-	(42,584)
Balance as of March 31, 2015	37,047	887,630	924,677

24.5      Actuarial valuation pursuant to CPC 33 (R1)

The Company, in compliance with the CPC 33 (R1), opts to prepare the actuarial report annually.

The information prepared in compliance with the Actuarial Assessment Report is included in Note 24 to the financial statements as of December 31, 2014.

25      Customer Charges Due

Consolidated	03.31.2015	12.31.2014
Energy Development Account (CDE)	161,352	11,709
Global Reversal Reserve (RGR)	10,769	11,524
	172,121	23,233

26      Research and Development and Energy Efficiency

26.1      Balance recognized to invest in R&D (Research and Development) and EEP (Energy Efficiency Program)

Consolidated	Applied and	Balance	Balance	Balance as of	Balance as of
	unfinished	to collect	to apply	03.31.2015	12.31.2014
Research and Development - R&D
FNDCT (a)	-	6,826	-	6,826	5,742
MME	-	3,412	-	3,412	2,872
R&D	38,194	-	182,307	220,501	211,984
	38,194	10,238	182,307	230,739	220,598
Energy efficiency program - EEP	37,529	-	91,329	128,858	115,166
	75,723	10,238	273,636	359,597	335,764
			Current	171,500	175,972
			Noncurrent	188,097	159,792
(a) National Fund for Scientific and Technological Development

26.2      Changes in balances for R&D and EEP

Consolidated	FNDCT	MME	R&D		EEP
	current	current	current	noncurrent	current	noncurrent	Consolidated
Balance as of January 1, 2015	5,742	2,872	81,127	130,857	86,231	28,935	335,764
Additions	10,073	5,035	228	9,847	-	10,937	36,120
Performance contract	-	-	-	-	-	429	429
Selic interest rate	-	-	54	4,766	-	2,326	7,146
Payments	(8,989)	(4,495)	-	-	-	-	(13,484)
Conclusions	-	-	(6,378)	-	-	-	(6,378)
Balance as of March 31, 2015	6,826	3,412	75,031	145,470	86,231	42,627	359,597

27      Accounts Payable related to concession - Use of Public Property

Consolidated				Discount	Annual
	Grant	Signature	Closing	Rate	Adjustment	03.31.2015	12.31.2014
HPP Mauá (a)	06.29.2007	07.03.2007	07.2042	5.65% p.y	IPCA	14,608	14,200
HPP Colider (b)	12.29.2010	01.17.2011	01.2046	7.74% p.y	IPCA	20,222	19,621
HPP Baixo Iguaçu (c)	07.19.2012	08.20.2012	01.2047	7.74% p.y	IPCA	5,642	5,363
SHP Cavernoso (d)	07.11.2013	07.11.2013	07.2018	7.74% p.y	IPCA	113	117
SHP Apucaraninha (e)	07.11.2013	07.11.2013	07.2018	7.74% p.y	IPCA	794	819
SHP Chopim I (f)	07.11.2013	07.11.2013	07.2015	7.74% p.y	IPCA	20	33
SHP Chaminé (g)	07.11.2013	07.11.2013	07.2018	7.74% p.y	IPCA	1,373	1,417
SHP Derivação Rio Jordão (h)	07.11.2013	02.24.2014	02.2019	7.74% p.y	IPCA	790	806
HPP Fundão e HPP Santa Clara (i)	10.23.2001	10.25.2001	10.2036	11.00% p.y	IGPM	457,096	449,351
						500,658	491,727
					Current	55,055	54,955
					Noncurrent	445,603	436,772
Companies:
Copel Geração e Transmissão: (a) (b) (c) (d) (e) (f) (g) (h)
Elejor: (i)

Discount rate applied to calculate present value:
Actual net discount rate, in line w ith the estimated long-term rate. It bears no relationship w ith the expected project return.

Payment to the federal government:
Monthly installments equivalent to 1/12 of the proposed annual payment of R$643 (51% of R$1,262), according to clause six of Concession Agreement number 001/07: (a)
Monthly installments of 1/12 of the proposed annual payment of R$1,256, from the start of commercial operation of HPP, as clause 6 of the Concession Agreement no. 001/11: (b)
Monthly installments equivalent to 1/12 of the proposed annual payment, according to clause 5th of Concession Agreement number 007/2013 for 5 years: (c) (d) (e) (f) (g) (h)
Monthly installments equivalent to 1/12 from the proposed annual payment of R$19,000, from the 6th to 35th year of grant or w hile in the exploitation of hydropow er facilities, as Terms of Ratification of Bidding and clause six of the Concession Contract no. 125/01: (i)

27.1      Change in Accounts Payable related to concession - Use of Public Property

Consolidated
	Current	Noncurrent	Total
As of January 1, 2015	54,955	436,772	491,727
ANEEL grant - use of public property	-	419	419
Transfers	13,740	(13,740)	-
Payments	(13,640)	-	(13,640)
Monetary variations	-	22,152	22,152
As of March 31, 2015	55,055	445,603	500,658

28      Other Accounts Payable

Consolidated
		03.31.2015	12.31.2014
Financial offset for the use of w ater resources		27,721	22,259
Public lighting rate collected		25,005	21,267
Reimbursements to customer contributions		22,618	27,817
Pledges in guarantee		15,874	17,721
Customers		15,843	15,954
Investment acquisition		11,121	18,228
Other consumer charges - tariff flag		63,880	-
Other liabilities		52,073	35,048
		234,135	158,294
	Current	233,860	157,988
	Noncurrent	275	306

29      Provision for litigation and contingent liabilities

29.1      Provision for litigation

The Company and its subsidiaries are party to several claims filed before different courts. Copel’s management, based on the opinion of its legal counsel, maintains a provision for contingencies in connection with lawsuits with probable chance of an unfavorable outcome.

Change in provision for contingencies

Consolidated				Additions to
Balances as of				fixed assets		Balances as of
January 1, 2015		Additions	Reversals	in progress	Discharges	March 31, 2015
Tax
Cofins (a)	254,386	-	(12,186)	-	-	242,200
Others	37,458	3,370	(2)	-	(2)	40,824
	291,844	3,370	(12,188)	-	(2)	283,024
Labors (b)	326,246	40,196	(11,945)	-	(6,247)	348,250
Employee benefits (c)	114,543	13,991	(189)	-	(9,194)	119,151
Civil
Suppliers (d)	60,680	35,682	(3,935)	-	(36,402)	56,025
Civil and administrative claims (e)	256,169	50,125	(6,829)	-	(3,561)	295,904
Easements	25,407	12,372	-	-	(204)	37,575
Expropriations and property (f)	402,219	16,366	(4,620)	694	(783)	413,876
Customers	10,602	4,651	(366)	-	-	14,887
	755,077	119,196	(15,750)	694	(40,950)	818,267
Environmental	479	29	-	-	-	508
Regulatory (g)	58,443	387	(7,336)	-	(1,185)	50,309
	1,546,632	177,169	(47,408)	694	(57,578)	1,619,509

Parent company	Balance as of			Balance as of
	January 1, 2015	Additions	Reversals	March 31, 2015
Tax
Cofins (a)	254,386	-	(12,186)	242,200
Others	29,338	2,688	-	32,026
	283,724	2,688	(12,186)	274,226
Labor	159	127	-	286
Civil	672	24,994	-	25,666
Regulatory (g)	12,764	-	-	12,764
	297,319	27,809	(12,186)	312,942

Information on main lawsuits

a)     Contribution for Social Security Funding - COFINS

Author: Federal Taxing Department

Cofins collection for the periods from August 1995 to December 1996 and from October 1998 to June 2001, as a result of deconstitution of the sentence which had recognized the Company's exemption as to payment of COFINS tax.

Current situation: awaiting judgment.

b)    Labor

Authors: former employees of Copel and its subsidiaries and former employees of contractors and outsourced companies

Labor claims comprise claims filed by former employees in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

c)     Employee benefits

Authors: retired former employees of Copel and its wholly owned subsidiaries

The labor claims against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

d)    Suppliers

Authors: Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

In 2006 Energética Rio Pedrinho S.A. and Consórcio Salto Natal Energética S.A. enforced awards at the FGV arbitration chamber, with a joint value of R$54,895, which ordered Copel Distribuição S.A. to pay obligations and charges deriving from the electricity sale and purchase agreements, plus monetary restatement and arrears interest, which were signed during the term of the Distributed Generation Program in Paraná state - Progedis.

In progress before the 3rd Public Finance Court of Curitiba, Probable losses were provision for classified, namely in the judicial proceeding involving deposits of R$22,822 (October 2009), R$11,832 (February 2010) and R$35,912 (June 2010), redeemed from the judicial account subsequently by the creditors in October 2010 and January 2011, in the amounts of R$36,515 and R$37,498 respectively, against a bank guarantee. In 2011 they requested enforcement of the remaining balances as arrears interest, in the amounts of R$12,790 and R$9,371, which after they had been deposited were also redeemed against the bank guarantee in April 2012.

Current situation: Court decisions, published in January and April 2015 accepted applications to release the deposits to the suppliers, and there are now no remaining amounts being disputed in these enforcements, except for Consórcio Salto Natal which is still claiming the difference with the residual balance of the arrears interest of approximately R$3,853 in December 2011, which has been classified as a remote risk, deemed misplaced by 1 and 2 degrees. The executing creditor has submitted a new appeal. A special appeal submitted by Copel is pending judgment by the High Court of Justice in an annulment proceeding filed against the arbitration awards being enforced.

e)     Civil and administrative claims

Author: Tradener Ltda.                                                            Amount estimated: R$130,845

Class actions and civil public actions were filed in which illegalities and annulments relating to the execution of the electric power purchase agreement entered into between the Company and Tradener are pointed out. Class action No. 588/2006 has already been rendered final and unappealable, and the ruling recognized as valid commissions payable by the Company to Tradener. In the civil public action No. 0000219-78.2003.8.16.0004, filed by the Prosecution Office, a decision has also been rendered ruling on the absence of irregularities in the electric power purchase agreement. Therefore, the Tradener brought recovery lawsuits, seeking to receive its commissions.

Current situation: - case record 0005550-26.2012.8.16.0004 - in the judgment rendered on 09/29/2014, the Company was ordered to pay the commissions due to Tradener in the amount of R$17,765 on 09/30/2012, which accrues default interest of 1% per month from the date of notification (10/25/2012), plus attorneys' fees set at 9% of the value of the sentence and court costs, totaling R$53,482 on 03/31/2015. The Company filed an appeal against this decision, which is still pending judgment.

- case record 00059-90.22.2012.8.16.0004 - in the judgment rendered on 01/27/2014 the Company was ordered to pay the amount of R$70,363, which is the value updated by the INPC/IBGE from the maturity of the commissions payable to Tradener under the purchase agreement entered into with Celesc, plus default interest of 1% per month, as of the date of notification (10/31/2012), as well as attorneys' fees in the amount of R$55, which should be adjusted for inflation from the date of judgment by the INPC/IBGE, from 01/27/2014. The Company filed an appeal against this decision, which is still pending judgment.

f)      Expropriations and property

Author: Ivaí Engenharia de Obras S.A.                                     Amount estimated: R$362,744

Collection proceeding filed by plaintiff based on the previous declaratory action which aimed to establish the plaintiff's credit receivable due to the changing economic and financial conditions of the contract with Copel Geração e Transmissão.

Current situation: pending judgment of the second motion for clarification filed by Copel Geração e Transmissão before the STJ disputing the discrepancy deriving from the application of the Selic base interest rate as a monetary restatement index plus the arrears interest applied when preparing the expert report A provisional enforcement is in progress, but it has been suspended by an injunction submitted by Copel and accepted by the Paraná state Court of Appeal in December 2014.

g)    Regulatory

Authors: Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.

Amount estimated: R$41,915

Copel, Copel Geração e Transmissão and Copel Distribuição are discussing in the administrative and judicial spheres of the Regulator possible breaches of regulatory standards, including lawsuits involving the above mentioned companies, against Aneel Decree No. 288/2002.

Current situation: awaiting judgment.

29.2      Contingent liabilities

The Company and its subsidiaries are party to several claims filed whose losses are considered likely based on the opinion of its legal counsel, for which no provisions were recorded.

	Parent company			Consolidated
	03.31.2015	12.31.2014	03.31.2015	12.31.2014
Tax (a)	1,031,359	1,177,495	1,214,080	1,356,224
Labor	1,088	964	559,336	558,873
Employee benefits	-	-	111,583	107,118
Civil (b)	10,579	32,257	760,231	698,084
Regulatory	2,350	606	21,442	18,464
	1,045,376	1,211,322	2,666,672	2,738,763

Information on main lawsuits

a)     Tax

Author: Federal Taxing Department                                                     Amount estimated: R$719,536

Interest and fines relating to the COFINS charges. Due to the strong arguments for the defense of such charges, it is classified as possible. The principal amount of this debit, however, is classified as probable and is currently being discussed in the tax foreclosure filed by the Federal Government, which is pending before the 2nd Federal Court, as disclosed in Note 29.1-a.

Current situation: awaiting judgment.

Author: Social Security National Institute - INSS                                   Amount estimated: R$181,014

Tax demands against Copel concerning tax enforcement, in order to recover the social security on the sale of hand labor (NFLD No. 35.273.870-7).

Current situation: awaiting judgment.

Author: Social Security  National Institute - INSS                                  Amount estimated: R$50,771

Tax demands against Copel concerning tax enforcement, in order to recover the social security on the sale of hand labor (NFLD No. 35.273.876-6).

Current situation: awaiting judgment.

b)    Civil

Author: Mineradora Tibagiana Ltda.                                                     Amount estimated: R$108,761

Legal action seeking compensation for alleged losses in mining activities for the construction work of the HPP Mauá, by the Energy Consortium Cruzeiro do Sul, in which Copel Geração e Transmissão participates with the percentage of 51%.

Current situation: awaiting judgment.

Author: Ivaí Engenharia de Obras S.A.                                                 Amount estimated: R$300,922

Recovery action filed by the plaintiff grounded on previous declaratory action seeking recognition of the plaintiff’s credit claim due to the economic and financial imbalance of contract signed with Copel Geração e Transmissão. The principal amount of this debt is classified as a probable loss.

Current situation: awaiting judgment of the 2nd appeal for review of decision filed by Copel Geração e Transmissão before the Supreme Court of Justice, in which it is challenged the difference in values arising from the assessment of Selic rate as a monetary adjustment index plus interest for late payment, applied in the preparation of the expert report. There is already provisional execution in progress, however, is suspended for injunctive Copel presented and accepted in Paraná Court of Justice in December, 2014.

Authors: franchisees of the Agency / Copel store                                Amount estimated: R$35,932

Filing of two individual claims against Copel Distribuição of the franchise contracts for Copel branches/stores, with the main petition claiming an extension of the term of the contract and secondary petition to recognize the existence of a sub concession, with transfer of the services provided and full pass-through of the fees, amongst other amounts.

Current situation: awaiting judgment.

30      Equity

30.1      Equity attributable to controlling shareholders

30.1.1     Capital

Copel’s paid-in share capital was R$6,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

						Number of shares in units
Shareholders	Common		Class "A” Preferred		Class “B” preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	-	-	85,028,598	31.07
BNDES	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:
BM&FBOVESPA (a)	18,900,596	13.03	128,427	33.77	54,547,882	42.53	73,576,905	26.89
NYSE (b)	974,592	0.67	-	-	46,285,798	36.10	47,260,390	17.27
Latibex (c)	-	-	-	-	67,349	0.05	67,349	0.02
Municipalities	178,393	0.12	9,326	2.45	3,471	-	191,190	0.07
Other shareholders	119,352	0.08	242,538	63.78	57,498	0.05	419,388	0.16
	145,031,080	100.00	380,291	100.00	128,244,004	100.00	273,655,375	100.00
(a) São Paulo Stock, Commodities and Future Exchange
(b) New York Stock Exchange New York
(c) Latin American Exchange in Euros, related to the Madrid Exchange

The market value of Company stock as of March 31, 2015, is shown below:

	Number of shares in units	Market value
Ordinary shares	145,031,080	3,406,400
Class “A” preferred shares	380,291	11,409
Class “B” preferred shares	128,244,004	4,313,974
	273,655,375	7,731,783

30.1.2     Equity Valuation Adjustments

Changes in the equity valuation adjustments

	Parent Company	Consolidated
As of January 1, 2015	976,964	976,964
Adjustments to financial assets available for sale
Financial investments (a)	231	351
Taxes on adjustments	-	(120)
Equity interest investments	479	479
Taxes on adjustments	(163)	(163)
Realization of equity evaluation adjustment
Deemed cost of fixed assets	-	(46,489)
Taxes on the adjustments	-	15,807
Deemed cost of fixed assets - equity (a)	(30,682)	-
As of March 31, 2015	946,829	946,829
(a) Equity in the parent company, net of taxes

30.1.3     Basic and diluted earnings per share

Parent company
	03.31.2015	03.31.2014
Basic and diluted numerator
Basic and diluted net income per share category, attributable to Parent Company
Ordinary shares	219,668	271,602
Class “A” preferred shares	634	786
Class “B” preferred shares	213,666	264,179
	433,968	536,567
Basic and diluted denominator
Weighted average of shares (in thousands):
Ordinary shares	145,031,080	145,031,080
Class “A” preferred shares	380,291	381,550
Class “B” preferred shares	128,244,004	128,242,745
	273,655,375	273,655,375
Basic and diluted earnings per share attributable to shareholders of parent company:
Ordinary shares	1.51463	1.87272
Class “A” preferred shares	1.66714	2.06002
Class “B” preferred shares	1.66609	2.05999

30.2      Change in equity attributable to non-controlling interest

Participation in capital stock	Compagás: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated
As of January 1, 2015	136,233	25,445	190,413	352,091
Dividends	-	(13,067)	(8,733)	(21,800)
Income for the period	4,757	197	31,069	36,023
As of March 31, 2015	140,990	12,575	212,749	366,314

31      Operating Revenues

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN )	03.31.2015
Electricity sales to final customers (31.1)	2,333,274	(216,025)	(555,343)	(233,206)	-	1,328,700
Electricity sales to distributors (31.2)	1,425,276	(112,014)	-	(20,242)	-	1,293,020
Use of the main distribution and transmission grid (31.3)	1,190,563	(110,378)	(275,719)	(209,361)	-	595,105
Construction revenue	268,232	-	-	-	-	268,232
Telecommunications	63,257	(3,742)	(11,324)	-	(589)	47,602
Distribution of piped gas	153,477	(14,122)	(17,880)	-	-	121,475
Sectorial financial assets and
liabilities result	560,885	-	-	-	-	560,885
Other operating revenue (31.4)	27,287	(4,676)	-	-	(528)	22,083
	6,022,251	(460,957)	(860,266)	(462,809)	(1,117)	4,237,102

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN )	03.31.2014
Electricity sales to final customers (31.1)	1,406,712	(122,981)	(350,752)	(10,269)	-	922,710
Electricity sales to distributors (31.2)	1,233,559	(104,104)	-	(21,529)	-	1,107,926
Use of the main distribution and transmission grid (31.3)	899,221	(84,604)	(223,854)	(32,839)	-	557,924
Construction revenue	289,848	-	-	-	-	289,848
Telecommunications	50,887	(2,427)	(9,113)	-	(95)	39,252
Distribution of piped gas	102,712	(9,431)	(12,420)	-	-	80,861
Other operating revenue (31.4)	66,593	(13,684)	-	-	(358)	52,551
	4,049,532	(337,231)	(596,139)	(64,637)	(453)	3,051,072

31.1      Electricity sales to final customers by category

Consolidated		Gross revenue		Net income
	03.31.2015	03.31.2014	03.31.2015	03.31.2014
Residential	752,109	463,397	425,262	309,491
Industrial	768,429	485,801	454,089	314,187
Commercial, services and other activities	537,453	304,054	281,139	186,849
Rural	115,859	62,877	83,618	53,829
Public entities	51,932	31,286	31,302	22,075
Public lighting	49,487	26,606	25,290	16,140
Public service	58,005	32,691	28,000	20,139
	2,333,274	1,406,712	1,328,700	922,710

31.2      Electricity sales to Distribuitors

Consolidated		Gross revenue
	03.31.2015	03.31.2014
Electric Pow er Trade Chamber - CCEE	994,134	750,928
Bilateral contracts	278,326	302,143
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	152,793	180,488
Quota system	23	-
	1,425,276	1,233,559

31.3      Use of the main distribution and transmission grid by customer class

Consolidated		Gross revenue		Net income
	03.31.2015	03.31.2014	03.31.2015	03.31.2014
Residential	429,623	338,736	194,121	198,048
Industrial	233,180	160,201	113,386	92,409
Commercial, services and other activities	280,615	215,853	124,298	127,015
Rural	69,505	51,423	46,895	42,199
Public entities	30,930	24,749	16,258	16,609
Public lighting	29,670	22,004	12,821	13,067
Public service	20,699	15,935	9,335	9,329
Free consumers	38,611	33,666	27,729	29,244
Basic Netw ork, BN connections, and connection grid	275	255	198	222
Operating and maintenance income (loss) - O&M	34,796	24,054	29,722	18,999
Interest income (loss)	22,659	12,345	20,342	10,783
	1,190,563	899,221	595,105	557,924

31.4      Other operating revenues

Consolidated		Gross revenue
	03.31.2015	03.31.2014
Leasing and rent (31.4.1)	21,141	30,484
Income from rendering of services	3,206	8,615
Charged service	2,046	1,818
Reimbursement for unavailability of energy	-	24,856
Other income	894	820
	27,287	66,593

31.4.1     Revenue from leases and rentals

Consolidated	03.31.2015	03.31.2014
Equipment and framew ork	20,873	20,996
Thermal Pow er Plant of Araucária (a)	-	8,898
Facilities sharing	244	483
Real estate	24	107
	21,141	30,484

The Company has not identified any operating lease receivables which are non cancellable.

31.5      Regulatory charges

Consolidated	03.31.2015	03.31.2014
Energy Development Account - CDE	202,201	25,098
Research and development and energy efficiency - R&D and EPP	36,120	27,194
Global Reversion Reserve - RGR quota	11,312	12,345
Other charges - rate flags	213,176	-
	462,809	64,637

32      Operating Costs and Expenses

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other income (expenses), net	03.31.2015
Electricity purchased for resale (32.1)	(1,791,752)	-	-	-	(1,791,752)
Charge of the main distribution and transmission grid	(210,412)	-	-	-	(210,412)
Personnel and management (32.2)	(179,935)	(3,157)	(60,709)	-	(243,801)
Pension and healthcare plans (Note 24)	(48,973)	(552)	(14,663)	-	(64,188)
Materials and supplies	(17,815)	(158)	(2,730)	-	(20,703)
Materials and supplies for pow er eletricity	(46,725)	-	-	-	(46,725)
Natural gas and supplies for gas business	(350,556)	-	-	-	(350,556)
Third-party services (32.3)	(74,864)	(8,939)	(25,433)	-	(109,236)
Depreciation and amortization	(150,249)	(7)	(8,120)	(895)	(159,271)
Provisions and reversals (32.4)	-	(91,276)	-	(129,497)	(220,773)
Construction cost (32.5)	(273,186)	-	-	-	(273,186)
Other operating costs and expenses (32.6)	(5,610)	977	(28,165)	(84,410)	(117,208)
	(3,150,077)	(103,112)	(139,820)	(214,802)	(3,607,811)

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other income (expenses), net	03.31.2014
Electricity purchased for resale (32.1)	(982,310)	-	-	-	(982,310)
Charge of the main distribution and transmission grid	(130,577)	-	-	-	(130,577)
Personnel and management (32.2)	(164,521)	(2,496)	(51,807)	-	(218,824)
Pension and healthcare plans (Note 24)	(39,550)	(347)	(9,520)	-	(49,417)
Materials and supplies	(16,453)	(88)	(1,645)	-	(18,186)
Materials and supplies for pow er eletricity	(4,928)	-	-	-	(4,928)
Natural gas and supplies for gas business	(314,758)	-	-	-	(314,758)
Third-party services (32.3)	(64,156)	(10,983)	(16,646)	-	(91,785)
Depreciation and amortization	(141,074)	(7)	(12,703)	(188)	(153,972)
Provisions and reversals (32.4)	-	(14,617)	-	(46,417)	(61,034)
Construction cost (32.5)	(298,281)	-	-	-	(298,281)
Other operating costs and expenses (32.6)	(3,364)	1,240	(20,567)	(54,989)	(77,680)
	(2,159,972)	(27,298)	(112,888)	(101,594)	(2,401,752)

Parent company	General and administrative expenses	Other income (expenses), net	03.31.2015
Personnel and management (32.2)	(15,018)	-	(15,018)
Pension and healthcare plans (Note 24)	(1,954)	-	(1,954)
Materials and supplies	(64)	-	(64)
Third party services	(2,019)	-	(2,019)
Depreciation and amortization	-	(895)	(895)
Provisions and reversals (32.4)	-	(15,623)	(15,623)
Other operating revenue/expenses	(4,622)	(1,773)	(6,395)
	(23,677)	(18,291)	(41,968)

Parent company	General and administrative expenses	Other income (expenses), net	03.31.2014
Personnel and management (32.2)	(22,368)	-	(22,368)
Pension and healthcare plans (Note 24)	(2,480)	-	(2,480)
Materials and supplies	(41)	-	(41)
Third party services	(717)	-	(717)
Depreciation and amortization	-	(188)	(188)
Provisions and reversals (32.4)	-	(372)	(372)
Other operating revenue/expenses	(1,326)	73	(1,253)
	(26,932)	(487)	(27,419)

32.1      Electricity purchased for resale

Consolidated	03.31.2015	03.31.2014
Purchase of Energy in the Regulated Environment - CCEAR	1,092,248	620,303
Itaipu Binacional	372,601	182,265
Electric Energy Trading Chamber - CCEE	407,251	995,843
(-) Transfer CDE and ACR Account - Decrees 8,221/2014 and 7,945/2013	-	(831,771)
Program for incentive to alternative energy sources - Proinfa	44,043	46,000
Bilateral contracts	18,990	60,162
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(143,381)	(90,492)
	1,791,752	982,310

32.1.1      (-) CDE Transfer and ACR Account - Decrees nos. 8221/2014 and 7891/2013

CDE Transfer 7,891/2013 - Involuntary Exposure to Hydrological Risk

By means of Decree no. 7,891/2013 subsequently amended by Decrees nos. 7,945/2013 and 8,203/2014, the Federal Government consented to cover costs by means of CDE financial transfers, in order to neutralize exposure to the short-term market by distribution concessionaires, to cover any additional costs by distribution concessionaires resulting from activating thermoelectric plants owing to energy security (ESS) and neutralizing involuntary contractual exposure by distribution concessionaires in the short-term market resulting from unsuccessful acquisitions in energy auctions.

On March 31, 2014, the amount of R$14,553 refers to funds reserved by Copel Distribuição to cover energy costs due to involuntary exposure and hydrological risk, pursuant to Decree no. 7,891/2913, and the amount of R$1,412 refers to December 2013 provision adjustments.

ACR Account Transfer - Decree no. 8,221/2014

In the light of the unfavorable hydrological scenario, Decree no. 8,221/2014 was published and created the ACR Account with a view to covering in whole or in part any additional costs through involuntary exposure to the short-term market and thermoelectric activation, in connection with the CCEAR’s – Electricity Sales Contracts in the Regulated Environment in the availability mode.

On March 31, 2014, the amount of R$715,806 refers to the costs from February and March 2014.

32.2      Personnel and Management Expenses

	Parent company		Consolidated
	03.31.2015	03.31.2014	03.31.2015	03.31.2014
Pessoal
Wages and salaries	8,829	13,378	152,016	134,115
Social charges on payroll	3,353	4,952	54,290	46,896
Meal assistance and education allow ance	862	1,486	22,069	19,563
Provisons for profit sharing (a)	645	938	9,852	13,605
Compensation - Voluntary termination Program/retirement	-	-	1,459	727
	13,689	20,754	239,686	214,906
Management
Wages and salaries	1,047	1,142	3,280	2,981
Social charges on payroll	269	293	791	734
Other expenses	13	179	44	203
	1,329	1,614	4,115	3,918
	15,018	22,368	243,801	218,824
(a) According to Federal Law 10,101/2000, State Decree 1978/2007 and State Law 16,560/2010.

32.3      Third-party services

Consolidated	03.31.2015	03.31.2014
Maintenance of electrical system	28,699	15,635
Maintenance of facilities	21,306	22,431
Communication, processing and transmission of data	13,665	13,288
Meter reading and bill delivery	10,428	8,688
Authorized and registered agents	7,704	9,139
Consumer service	4,434	5,182
Other services	23,000	17,422
	109,236	91,785

32.4      Accruals and provisions

	Parent company			Consolidated
	03.31.2015	03.31.2014	03.31.2015	03.31.2014
Provision for litigations (Note 29)	15,623	372	129,761	46,197
Provision for doubtful accounts	-	-	91,276	14,617
Provision for losses on tax credits	-	-	(264)	220
	15,623	372	220,773	61,034

32.5      Construction cost

Consolidated	03.31.2015	03.31.2014
Materials and supplies	115,066	166,040
Third party services	122,004	91,885
Personnel	17,675	29,590
Others	18,441	10,766
	273,186	298,281

32.6      Other costs and expenses

Consolidated	03.31.2015	03.31.2014
Financial offset for the use of w ater resources	44,577	35,001
Losses in the decommissioning and disposal of assets	21,867	12,433
Taxes	10,477	8,894
Leasing and rent (32.7.1)	8,141	7,632
Compensation	7,026	2,729
Advertising and publicity	5,442	2,696
Other net costs and expenses	19,678	8,295
	117,208	77,680

32.6.1     Costs and expenses of leases and rents

Consolidated	03.31.2015	03.31.2014
Real estate	7,125	6,309
Others	1,322	1,682
(-) PIS and Cofins credits	(306)	(359)
	8,141	7,632

Company has not identified any operating lease commitments which are non cancellable.

33      Financial Results

	Parent company		Consolidated
	03.31.2015	03.31.2014	03.31.2015	03.31.2014
Financial income
Interest and monetary variation of CRC transfer (Note 8.1)	51,993	57,844	51,993	57,844
Remuneration of net sectorial assets	-	-	45,329	-
Monetary variation of accounts receivable
related to the concession (Note 10.1)	-	-	43,567	53,370
Penalties on overdue bills	-	-	34,344	40,413
Return on financial investments held for trading	204	96	22,511	37,001
Monetary variation and interest of accounts receivable
related to the concession extension (Note 11.1)	-	-	7,976	18,677
Return on financial investments held for sale	4	4	4,562	5,119
Other financial income	3,957	5,797	9,594	12,587
	56,158	63,741	219,876	225,011
( - ) Financial expenses
Debt charges	58,338	25,616	113,487	71,794
Monetary variation of accounts payable related to
the concession - Use of Public Property	-	-	22,152	22,987
Remuneration of net sectorial assets	-	-	14,879	-
Interest on R&D and EEP (Note 26.2)	-	-	7,146	4,871
Other monetary and exchange variations	1	219	7,838	4,887
Other financial expenses	149	17	13,489	9,505
	58,488	25,852	178,991	114,044
Net	(2,330)	37,889	40,885	110,967

The costs of loans and financing capitalized during the first quarter of 2015 amounted to R$36,305, at an average rate of 3.51% p.y.

34      Operating segments

The main makers of the strategic decisions of the Company and its subsidiaries, in charge of allocating funds and assessing the performance of operational segments, are the C-level executives of the Parent Company and of each subsidiary.

34.1      Products and services which generate revenues for the reportable segments

The Company operates in five reportable segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the first quarter of 2015, all sales were made within Brazilian territory.

We have not identified any customer who individually accounts for more than 10% of total net revenues in the first quarter of 2015.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies and record transactions between segments as transactions with third-parties, i.e., at current market prices.

34.2      The Company’s reporting segments

Power generation and transmission (GET) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines.

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services.

Telecommunications (TEL) - this segment comprises telecommunications and general communications services.

Gas - this segment comprises the public service of piped natural gas distribution; and

Holding Company (HOL) - this segment comprises participation in other companies.

34.3      Assets per reporting segment

ASSETS 03.31.2015	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
TOTAL ASSETS	13,731,897	9,987,091	623,446	596,804	16,577,097	(14,117,882)	27,398,453
CURRENT ASSETS	2,486,619	3,538,410	75,842	276,415	445,178	(385,329)	6,437,135
Cash and cash equivalents	810,361	232,053	2,533	46,118	41,408	-	1,132,473
Bonds and securities	280,234	-	-	-	156	-	280,390
Collaterals and escrow accounts	-	1,230	-	1,775	5,321	-	8,326
Trade accounts receivable	917,444	1,798,520	48,356	180,335	-	(181,952)	2,762,703
Dividends receivable	16,891	-	-	-	211,743	(200,425)	28,209
CRC transferred to the State Government of Paraná	-	-	-	-	96,713	-	96,713
Sectorial financial assets	-	1,003,048	-	-	-	-	1,003,048
Accounts receivable related to the concession	7,103	-	-	-	-	-	7,103
Accounts receivable related to the concession extension	309,022	-	-	-	-	-	309,022
Other receivables	107,891	307,681	4,218	724	14,007	715	435,236
Inventories	29,320	90,331	15,776	2,408	-	-	137,835
Income Tax and Social Contribution	2,239	25,983	811	2,150	72,125	-	103,308
Other noncurrent recoverable taxes	2,937	49,826	4,115	42,347	-	-	99,225
Prepaid expenses	3,176	29,738	33	558	39	-	33,544
Related parties	1	-	-	-	3,666	(3,667)	-
NON-CURRENT ASSETS	11,245,278	6,448,681	547,604	320,389	16,131,919	(13,732,553)	20,961,318
Long Term Assets	1,184,914	5,399,504	70,422	26,985	2,005,641	(111,545)	8,575,921
Bonds and securities	54,637	2,131	-	-	-	-	56,768
Collaterals and escrow accounts	-	67,319	-	-	-	-	67,319
Trade accounts receivable	3,320	39,315	32,822	-	-	-	75,457
CRC transferred to the State Government of Paraná	-	-	-	-	1,254,741	-	1,254,741
Judicial deposits	54,306	359,752	6,462	5,364	274,241	-	700,125
Sectorial financial assets	-	423,039	-	-	-	-	423,039
Accounts receivable related to the concession	682,186	4,085,966	-	1,945	-	-	4,770,097
Accounts receivable related to the concession extension	160,217	-	-	-	-	-	160,217
Advances to suppliers	54,429	516	-	444	-	-	55,389
Other receivables	5,097	15,697	-	626	341	-	21,761
Income Tax and Social Contribution	552	14,116	-	-	117,008	-	131,676
Other noncurrent recoverable taxes	65,842	50,443	5,472	-	-	-	121,757
Deferred income tax and social contribution	78,480	341,210	25,666	18,431	113,326	-	577,113
Prepaid expenses	-	-	-	175	-	-	175
Related parties	25,848	-	-	-	245,984	(111,545)	160,287
Investments	1,687,825	1,374	-	-	14,080,535	(14,043,835)	1,725,899
Property, plant and equipment	8,128,924	-	461,550	-	42,253	-	8,632,727
Intangible Assets	243,615	1,047,803	15,632	293,404	3,490	422,827	2,026,771

34.4      Liabilities per reporting segment

LIABILITIES 03.31.2015	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
TOTAL LIABILITIES	13,731,897	9,987,091	623,446	596,804	16,577,097	(14,117,882)	27,398,453
CURRENT LIABILITIES	2,228,315	2,558,450	74,168	243,215	423,029	(397,760)	5,129,417
Payroll, social charges and accruals	52,368	160,638	19,613	6,794	14,267	-	253,680
Related parties	153	-	-	-	14,404	(14,557)	-
Suppliers	650,767	1,224,918	9,114	206,422	3,668	(181,237)	1,913,652
Income Tax and Social Contribution	247,786	-	1,291	-	-	-	249,077
Other taxes due	81,771	77,182	4,951	1,931	190	-	166,025
Loans and financing	571,724	425,802	5,740	-	323,693	(1,541)	1,325,418
Debentures	402,639	51,283	-	9,199	47,683	-	510,804
Mandatory minimum dividend payable	66,156	124,791	31,300	15,545	3,811	(200,425)	41,178
Dividends payable	9,414	26,359	1,274	-	-	-	37,047
Customer charges due	6,037	166,084	-	-	-	-	172,121
Research and Development and Energy Efficiency	47,731	123,769	-	-	-	-	171,500
Accounts Payable related to concession - Use of Public Property	55,055	-	-	-	-	-	55,055
Other accounts payable	36,714	177,624	885	3,324	15,313	-	233,860
NON-CURRENT LIABILITIES	3,486,528	2,845,143	89,925	65,857	2,037,015	(386,950)	8,137,518
Related parties	208,323	-	1,000	-	93,649	(302,972)	-
Suppliers	14,249	3,376	-	-	-	-	17,625
Tax liabilities	185,864	68,260	3,990	-	1,102	-	259,216
Deferred income tax and social contribution	4,555	-	-	-	-	-	4,555
Loans and financing	1,484,094	525,917	26,035	-	622,675	(83,978)	2,574,743
Debentures	101,427	999,063	-	44,355	995,420	-	2,140,265
Post employment benefits	224,745	594,550	52,264	4,844	11,227	-	887,630
Research and Development and Energy Efficiency	65,665	122,432	-	-	-	-	188,097
Accounts Payable related to concession - Use of Public Property	445,603	-	-	-	-	-	445,603
Other accounts payable	275	-	-	-	-	-	275
Provisions for legal claims	751,728	531,545	6,636	16,658	312,942	-	1,619,509
EQUITY	8,017,054	4,583,498	459,353	287,732	14,117,053	(13,333,172)	14,131,518
Attributable to controlling shareholders	8,017,054	4,583,498	459,353	287,732	14,117,053	(13,699,486)	13,765,204
Capital	4,493,355	2,624,841	240,398	135,943	7,302,013	(7,886,550)	6,910,000
Advance for future capital increase	-	828,000	63,800	-	8,000	(899,800)	-
Equity valuation adjustments	1,074,046	(108,193)	(16,876)	(1,548)	944,813	(945,413)	946,829
Legal reserve	361,072	157,187	12,022	21,238	685,349	(551,721)	685,147
Profit retention reserve	1,516,605	1,052,826	145,513	122,393	4,520,666	(2,841,178)	4,516,825
Dividends	23,481	-	-	-	241,753	(23,481)	241,753
Accumulated loss	548,495	28,837	14,496	9,706	414,459	(551,343)	464,650
Attributed to non-controlling interest						366,314	366,314

34.5      Statement of income per reporting segment

STATEMENT OF INCOME 03.31.2015	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
NET OPERATING REVENUES	1,540,856	2,598,677	64,767	408,951	-	(376,149)	4,237,102
Electricity sales to final customers - third-parties	140,470	1,188,230	-	-	-	-	1,328,700
Electricity sales to final customers - between segments	-	909	-	-	-	(909)	-
Electricity sales to distributors for third-parties	1,218,198	74,822	-	-	-	-	1,293,020
Electricity sales to distributors - between segments	68,894	-	-	-	-	(68,894)	-
Use of the main distribution and transmission grid - third-parties	50,063	545,042	-	-	-	-	595,105
Use of the main distribution and transmission grid - between segment	14,827	3,641	-	-	-	(18,468)	-
Construction revenues	38,314	204,152	-	25,766	-	-	268,232
Telecommunications services to third-parties	-	-	47,602	-	-	-	47,602
Telecommunications services between segments	-	-	7,006	-	-	(7,006)	-
Distribution of piped gas - third-parties	-	-	-	121,475	-	-	121,475
Distribution of piped gas - between segments	-	-	-	261,703	-	(261,703)	-
Sectorial financial assets and liabilities result		560,885				-	560,885
Other operating revenues from third-parties	945	20,633	498	7	-	-	22,083
Other operating revenues between segments	9,145	363	9,661	-	-	(19,169)	-
OPERATING COSTS AND EXPENSES	(889,031)	(2,608,974)	(43,246)	(395,604)	(47,104)	376,148	(3,607,811)
Electricity purchased for resale	(76,664)	(1,783,895)	-	-	-	68,807	(1,791,752)
Charge of the main distribution and transmission grid	(70,570)	(157,696)	-	-	-	17,854	(210,412)
Personnel and management	(54,524)	(145,378)	(18,142)	(6,904)	(18,853)	-	(243,801)
Pension and healthcare plans	(14,572)	(42,248)	(4,392)	(543)	(2,433)	-	(64,188)
Materials and supplies	(3,896)	(15,927)	(433)	(353)	(94)	-	(20,703)
Materials and supplies for power electricity	(308,827)	-	-	-	-	262,102	(46,725)
Natural gas and supplies for gas business	-	-	-	(350,556)	-	-	(350,556)
Third party services	(40,281)	(82,449)	(7,837)	(3,703)	(2,401)	27,435	(109,236)
Depreciation and amortization	(87,184)	(59,091)	(7,335)	(4,766)	(895)	-	(159,271)
Provisions and reversals	(124,637)	(78,816)	(1,624)	(73)	(15,623)	-	(220,773)
Construction cost	(43,268)	(204,152)	-	(25,766)	-	-	(273,186)
Other operating costs and expenses	(64,608)	(39,322)	(3,483)	(2,940)	(6,805)	(50)	(117,208)
EQUITY IN EARNINGS OF INVESTEES	123,321	-	-	-	433,556	(510,515)	46,362

PROFIT BEFORE FINANCIAL INCOME (LOSS) AND TAX	775,146	(10,297)	21,521	13,347	386,452	(510,516)	675,653
Financial result	(17,152)	57,930	474	1,764	(2,131)	-	40,885
OPERATING PROFIT	757,994	47,633	21,995	15,111	384,321	(510,516)	716,538
Income Tax and Social Contribution	(290,438)	-	(9,280)	(8,625)	(217)	-	(308,560)
Deferred income tax and social contribution	60,545	(18,796)	1,781	3,220	15,263	-	62,013
INCOME (LOSS) FOR THE PERIOD	528,101	28,837	14,496	9,706	399,367	(510,516)	469,991

35      Financial Instruments

35.1      Category and value of financial instruments

Consolidated			03.31.2015		12.31.2014
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss - held for trading
Trading securities
Cash and cash equivalents (a)	4	1	1,132,473	1,132,473	740,131	740,131
Derivative financial instruments (b)	5	1	16,861	16,861	52,804	52,804
Derivative financial instruments (b)	5	2	201,301	201,301	288,563	288,563
			1,350,635	1,350,635	1,081,498	1,081,498
Loans and receivables
Collaterals and escrow accounts STN (c)	6		67,319	44,590	56,956	39,252
Pledges and restricted deposits linked (a)	6		8,326	8,326	13,497	13,497
Clients (a)	7		2,838,160	2,838,160	2,254,512	2,254,512
CRC Transferred to the State Government of Paraná (d)	8		1,351,454	1,373,101	1,344,108	1,376,932
Net sectorial financial assets (a)	9		1,426,087	1,426,087	1,041,144	1,041,144
Accounts receivable related to the concession (e)	10		691,234	691,234	632,941	632,941
Accounts receivable related to the concession extension
da concessão (f)	11		309,022	310,841	301,046	302,689
			6,691,602	6,692,339	5,644,204	5,660,967
Available for sale
Accounts receivable related to the concession (g)	10	3	4,085,966	4,085,966	3,792,476	3,792,476
Accounts receivable related to the concession extension
(h)	11	3	160,217	160,217	160,217	160,217
Derivative financial instruments (b)	5	1	18,590	18,590	107,232	107,232
Derivative financial instruments (b)	5	2	100,406	100,406	142,726	142,726
Other investments (i)	17	1	18,110	18,110	17,631	17,631
			4,383,289	4,383,289	4,220,282	4,220,282
Total financial assets			12,425,526	12,426,263	10,945,984	10,962,747

Financial liabilities
Fair value through profit or loss - held for trading
Trading securities
Other liabilities – derivatives (b)		1	55	55	157	157
			55	55	157	157
Other financial liabilities
Suppliers (a):	21		1,931,277	1,931,277	1,604,830	1,604,830
Loans and financing (c)	22		3,900,161	3,512,278	3,468,950	3,229,136
Debentures (j)	23		2,651,069	2,651,069	2,585,448	2,585,448
Payable related to concession - use of public property (k)	27		500,658	605,955	491,727	598,493
			8,983,165	8,700,579	8,150,955	8,017,907
Total financial liabilities			8,983,220	8,700,634	8,151,112	8,018,064
Different levels are defined as follow s:
Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;
Level 2: obtained through other variables in addition to quoted prices included in Level 1, w hich are observable for the assets or liabilities;
Level 3: obtained through assessment techniques w hich include variables for the assets or liabilities, w hich how ever are not based on observable market data.

Determining fair values

a)     Equivalent to their respective carrying values due to their nature and terms of realization.

b)     Calculated according to information made available by the financial agents and to the market values of the bonds issued by the Brazilian government.

c)     Calculated based on the cost of the last issue by the Company, 113.25% of the CDI for discount of the expected payment flow.

d)     The Company based its calculation on the comparison with a noncurrent, variable interest rate National Treasury bond (NTN-B) maturing on August 15, 2024, which yields approximately 6.28 % p.y. plus the IPCA inflation index.

e)     Criteria and assumptions disclosed on note 3.7.2 of December 31, 2014.

f)      The accounts receivable related to concession extension, related to the assets which started operations after May 2000, the expected flow of cash entries was discounted at the Selic rate, the best short-term rate available for comparison for determination of its market value.

g)     Criteria and assumptions disclosed on note 3.7.1 of December 31, 20134. The changes held in the first quarter of 2015 are as follows:

Consolidated
As of January 1, 2015	3,792,476
Capitalization of intangible assets in progress	257,890
Monetary variations	43,567
Write-offs	(7,967)
As of March 31, 2015	4,085,966

h)     These accounts receivable are related to assets existing as of May 31, 2000, equivalent to their book values, due to the fact that the expert report to be analyzed by Aneel has not yet been completed.

i)      Calculated according to price quotes published in an active market or by applying the interest percentage over shareholders' equity for assets with no active market.

j)      Calculated according to the Unit Price Quotation (PU) as of March 31, 2015, obtained from the National Association of Financial Market Institutions (Anbima), net of the financial cost of R$2,050.

k)     Used the rate of 7.74% p.y. as a market reference.

35.2      Financial risk management

The Company has a Corporate Risk Management Committee in charge of formulating and tracking risk management policies and assisting the Audit Committee to ensure a good management of resources and the protection and appreciation of its assets.

The Company's business activities are exposed to the following risks arising from financial instruments:

35.2.1     Credit risk

Credit risk is defined as the possibility of the occurrence of losses related to non-compliance by a client or counterpart to a financial instrument with their respective obligations under the terms agreed on.

Consolidated
Exposure to credit risk	03.31.2015	12.31.2014
Cash and cash equivalents (a)	1,132,473	740,131
Derivative financial instruments (a)	337,158	591,325
Pledges and restricted deposits linked (a)	75,645	70,453
Clients (b)	2,838,160	2,254,512
CRC Transferred to the State Government of Paraná (c)	1,351,454	1,344,108
Net sectorial financial assets (d)	1,426,087	1,041,144
Accounts receivable related to the concession (e)	4,777,200	4,425,417
Accounts receivable related to the concession extension (f)	309,022	301,046
Accounts receivable related to the concession extension (g)	160,217	160,217
	12,407,416	10,928,353

a)     Company management manages the credit risk of its assets in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b)     The risk arises from the possibility of the Company incurring losses resulting from problems in receiving amounts invoiced to its clients, customers, concession operators and licensees. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting customer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies, supported by real or personal guarantees for senior debt to R$200.

Doubtful accounts are adequately covered by an allowance to cover any realization losses.

c)     Company management believes the CRC poses a minimal credit risk, as the amortizations are guaranteed by dividends, and the State Government is paying the renegotiated amounts in accordance with the fourth amendment.

d)     The Management believes to be greatly reduced the risk of this credit, since the contracts that have been executed ensure the unconditional right to receive cash at the end of the concession to be paid by the Granting Authority, relating to costs not recovered through tariff.

e)     Based on the Company's understanding that the signed agreements establish the unconditional right to receive cash at the end of the concession, from the concession authority, for the investments made in assets that have not been recovered through rates by the end of the concession and specifically regarding energy transmission, as RAP is guaranteed revenue, and therefore not subject to the risk of demand.

f)      Management considers the credit risk on the indemnity approved for the assets which started operations after May 2000 to be reduced, given that the realization and compensation rules have already been established by the Granting Authority. The Company received the installments overdue until September 2014 and the Management’s expectation is to receive the remaining installments in arrears as soon as the CDE resources are returned by the Granting Authority based on the publication of Ratifying Resolution no 1857 dated February 27, 2015 that defined the definite CDE annual quotas and increased the budget for payment of transmission indemnities, from R$3,180,000 to R$4,900,000 in 2015.

g)     For value of existing assets on May 31, 2000, Aneel published Resolution no. 589/2013, which addresses the definition criteria for calculating the New Replacement Value (VNR) for the indemnification purpose. For these assets Management considers the credit risk as reduced since the rules for compensation are set and there is an going survey of information required by the granting authority.

35.2.2     Liquidity risk

The Company's liquidity risk consists of the possibility of insufficient funds, cash or other financial asset to settle obligations on scheduled dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied for a permanent control over financial processes to ensure a proper management of risks.

Os investimentos são financiados por meio de dívidas de médio e longo prazos junto a instituições financeiras e ao mercado de capitais.

Short-term, medium-term and long-term business projections are made and submitted to management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while at the same time keeping minimum cash levels.

The table below shows the expected settlement amounts within each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed on the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and the following year. As from 2017, 2016 indicators are repeated through the forecast period, except for the US dollar, which follows the US inflation rate.

Consolidated	Interest (a)	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total liabilities
03.31.2015
Loans and financing	Note 22	30,673	706,259	787,024	2,065,510	1,884,076	5,473,542
Debentures	Note 23	67,056	454,709	196,938	2,684,621	-	3,403,324
Derivatives	DI Futuro	55	-	-	-	-	55
Payable related to concession -	Tx. Retorno +
use of public property	IGP-M e IPCA	4,591	9,183	43,410	264,070	2,011,509	2,332,763
Eletrobrás - Itaipu	Dólar	-	253,433	1,014,481	4,685,794	5,248,705	11,202,413
Other suppliers	-	1,445,104	95,937	358,373	31,863	-	1,931,277
Purchase obligations	IGP-M e IPCA	-	895,894	3,479,736	19,576,059	94,487,127	118,438,816
Post-employment benefits	8.53%	38,322	76,645	344,902	1,797,468	5,690,070	7,947,407
		1,585,801	2,492,060	6,224,864	31,105,385	109,321,487	150,729,597
12.31.2014
Loans and financing	Note 22	75,379	45,403	971,506	2,185,629	2,051,937	5,329,854
Debentures	Note 23	4,939	10,966	692,433	2,680,345	-	3,388,683
Derivatives	DI Futuro	157	-	-	-	-	157
Payable related to concession	Tx. Retorno +
use of public property	IGP-M e IPCA	4,590	9,181	42,144	257,665	2,006,107	2,319,687
Eletrobrás - Itaipu	Dólar	-	205,030	958,725	4,152,843	5,010,440	10,327,038
Other suppliers	-	1,111,742	269,075	94,811	32,114	-	1,507,742
Purchase obligations	IGP-M e IPCA	-	899,187	3,666,194	19,924,273	93,096,613	117,586,267
Post-employment benefits	8.53%	38,322	76,645	344,902	1,797,468	5,690,070	7,947,407
		1,235,129	1,515,487	6,770,715	31,030,337	107,855,167	148,406,835
(a) Effective interest rate - w eighted average

As disclosed in notes 22.10 and 23.2, the Company and its subsidiaries have loan and financing agreements and debentures with covenants that if breached may require have its payment accelerated.

The main guarantees put up for maintaining business and investing activities are invested in securities (note 5) and cash (note 6).

35.2.3     Market risk

Market risk is the risk that the fair value or future cash flows of the financial instrument fluctuate due to changes in market prices, such as exchange rates, interest rates and share prices. The purpose of risk management is to control exposures within acceptable limits, while optimizing return.

a)     Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next rate review.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagás reporting losses on the fluctuations in gas prices resulting from a fluctuation in the value of the "basket of oils" and exchange rates, increasing the balances of accounts payable related to the acquired gas.

Compagás monitors these fluctuations on a permanent basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of March 31, 2015 and the likely scenario takes into account the balances subject to the exchange rate variations – end of period (R$/US$ 3,25) estimated as market average projections for 2015 according to the Focus Report issued by the Brazilian Central Bank as of March 27, 2015. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for financial instruments compared to the rate used for the likely scenario.

		Baseline	Projected scenarios - Dec.2015
Foreign exchange risk	Risk	03.31.2015	Probable	Adverse	Remote

Financial assets
Collaterals and escrow accounts - STN	USD depreciation	67,319	881	(16,169)	(33,219)
		67,319	881	(16,169)	(33,219)
Financial liabilities
Loans and financing
STN	USD appreciation	(85,519)	(1,120)	(22,779)	(44,439)
Suppliers
Eletrobrás (Itaipu)	USD appreciation	(237,085)	(3,104)	(63,151)	(123,198)
Petrobras (acquisition of gas by Compagás)	USD appreciation	(205,092)	(2,685)	(54,629)	(106,574)
		(527,696)	(6,909)	(140,559)	(274,211)

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of March 31, 2015, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b)    Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial revenues or increase financial expenses in connection with assets and liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, except for the exclusive investment funds (34.2.3-c), but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions for protection for interest rate risks.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline takes into account the existing balances in each account as of March 31, 2015 and the likely scenario takes into account the indicators:

•         Cash and cash equivalents, bonds and securities, collaterals and escrow accounts: projected CDI/Selic rate of 13.48% based on the LTN reference rate, maturing on January 4, 2016 as disclosed by Bovespa on March31, 2015;

•         CRC transferred to the State Government of Paraná, net sectorial financial assets, accounts receivable related to the concession, accounts receivable related to the concession extension and financial liabilities: CDI/Selic of 13.25%, IPCA of 8.16%, IGP-DI of 6.37%, IGP-M of 6.18% and TJLP of 6.00%, estimated as market average projections for 2015 according to the Focus Report issued by the Central Bank of Brazil as of March 27, 2015.

For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

		Baseline	Projected scenarios - Dec.2015
Interest rate risk and monetary variation	Risk	03.31.2015	Probable	Adverse	Remote

Financial assets
Financial investments - cash equivalents	Low CDI/SELIC	750,629	75,092	56,535	37,836
Bonds and securities	Low CDI/SELIC	337,158	33,728	25,393	16,995
Collaterals and escrow accounts	Low CDI/SELIC	8,326	833	628	419
CRC transferred to the State Government of Paraná	Low IGP-DI	1,351,454	64,065	48,141	32,156
Net sectorial financial assets	Low Selic	1,426,087	139,491	105,020	70,288
Accounts receivable related to the concession	Low IGP-M	4,777,200	219,755	165,123	110,289
Accounts receivable related to the concession extension - RBNI	Low IPCA	309,022	18,726	14,078	9,409
Accounts receivable related to the concession extension	Undefined (a)	160,217	-	-	-
		9,120,093	551,690	414,918	277,392
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(1,997,275)	(195,361)	(243,287)	(290,874)
Eletrobras - Finel	High IGP-M	(42,188)	(390)	(488)	(585)
Eletrobras - RGR	No risk (b)	(81,656)	-	-	-
Finep	High TJLP	(31,775)	(1,419)	(1,771)	(2,122)
BNDES	High TJLP	(1,515,430)	(67,695)	(84,468)	(101,182)
Banco do Brasil - Distribution of Funds from BNDES	High TJLP	(146,318)	(6,536)	(8,156)	(9,769)
Debentures	High CDI	(2,651,069)	(259,311)	(322,926)	(386,090)
		(6,465,711)	(530,712)	(661,096)	(790,622)
(a) Risk assessment still requires ruling by the Granting Authority.
(b) Loan indexed to UFIR

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of March 31, 2015, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

c)     Risk of derivatives

The Company employs derivative financial instruments with the sole purpose of protecting itself against variable interest rate volatility.

In order to protect against the effects of volatility on long exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBOVESPA and registered at CETIP, whose nominal balances and conditions are as follows:

i)      For the period ended March 31, 2015, the result of operations with derivative financial instruments on the futures market was a gain of R$700 (a gain of R$210 on March 2014);

ii)    Contracts are adjusted daily in accordance with the future DI rates published by BM&FBOVESPA. The reference (notional) values of these outstanding contracts as of March 31, 2015 corresponded to R$21,863 (R$64,880 as of December 31, 2014);

iii)   On March 31, 2015, a share of the Company’s federal bonds in the amount of R$2,520 (R$6,487 as of December 31, 2014) was deposited as collateral for transactions at BM&FBOVESPA S.A.

Sensitivity analysis of derivative financial instruments risk

In order to measure the effects of the variations in the indices and rates tied to the derivative operations, the following sensitivity analysis table was prepared in accordance with the terms provided by CVM Resolution no. 475/08, which includes a scenario considered probable by Company management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables. The base scenario took into account the existing balances and the probable scenario for balances with changes in the BM&FBOVESPA preferential rate for LTN (National Treasury Bills) maturing on January 04, 2016.

		Baseline	Projected scenarios - Dec.2015
Risk of derivatives	Risk	03.31.2015	Probable	Adverse	Remote

Financial assets (liabilities)
Derivative liabilities	Decrease in DI rate	(55)	50	(490)	(1,035)
		(55)	50	(490)	(1,035)

Expected effect in the result			105	(435)	(980)

35.2.4     Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

According to the publication Energy Plan Operation 2014/2018 - PEN 2014, released by the ONS, the hydro energy scenario in 2014 proved to be unfavorable, since the climatic conditions in the rainy season prevented the resumption of stock stored in the reservoirs of Southeast/Central-West and Northeast subsystems.

These factors may have an impact mainly on the short-term earnings (horizon 2015/2016), when the deficit risk in some cases exceed the safety margin established by the National Energy Policy Council - CNPE (maximum risk of 5%).

However, the medium-term valuations (horizon 2015/2018), based on the energy deficit risks to the Reference Scenario indicate suitability for the supply criteria recommended by CNPE, provided that the deficit risks remain below 5% in all subsystems.

35.2.5     Risk of non-renewal of concessions

Law 12,783/2013 published on January 14, 2013 ruled the extension of energy generation, transmission and distribution concessions covered by articles 17, 19 and 22 of Law 9,074/2015.  However, extension depends on full acceptance of the conditions set by that law.

Four power plants have been affected by Law 12,783/2013: Rio dos Patos with 1.8 MW, Mourão with 8.2 MW, Chopim with 1.8 MW and HPP Governador Pedro Viriato Parigot de Souza with 260 MW of installed capacity.

In order to maintain the Company's current profitability levels, the concessions for these plants have not been extended, given that studies have shown that the conditions imposed by the Concession Authority make the plants not economically feasible. By the end of the concession agreement, these power plants will be put up for auction, and the Company has no guarantee that it will be the winning bidder. Rio dos Patos in turn finished the agreement in February 2014. However, the Company will remain responsible for providing the power plant services until the concessionaire that has won the bidding assumes the enterprise. No date has yet been set for this takeover to happen. Ordinance 170/2014 issued on April 17, 2014 by the Ministry of Mines and Energy established the cost of managing the generation assets of this plant, which will be used to set the annual generation revenue to be earned from rendering this service.

Concession Agreement number 060/2001, which sets rules about transmission facilities, has been extended for 30 more years, according to the conditions established by Law 12,783/2013.  In this case the conditions for making investments arising from contingencies, modernization, renovation and refurbishment of structures and equipment have been kept. These investments will actually be made upon Aneel's recognition and authorization. The guarantee that the regulatory body will reimburse the Company for the works rules out the possibility of financial losses and keeps the Company's current profitability levels.

For the distribution services, the Company has issued a favorable opinion on the extension of Concession Agreement number 046/1999, pursuant to Law 12,783/2013. The Company is waiting for the decision by the Concession Authority on the extension. If the conditions set by the Concession Authority ensure the Company's expected profitability levels, the Company will sign the concession agreement or amendment for an additional period of up to 30 years. Even considering that the regulatory overall scene is uncertain, the Company believes on the possibility of the concession extension, although it does not have sufficient information to guarantee that the contract for the distribution services will be extended on favorable terms. Extension or lack thereof of the contractual concessions will take place by means of lawful regulatory conditions to be defined and likely to affect the rating, realizing of certain assets or settlement of certain liabilities. The chief items exposed to this event are as listed below:

i)      Sectorial financial assets: the portion stated as current may be realized in a term in excess of 12 months, should the concession not be renewed;

ii)    The concession’s financial assets: will depend on Aneel’s appraisal to confirm any sums subject to indemnity or likely to be attributed to a new concession period; and

iii)   Deferred income tax and social contribution: may be realized/settled over a term different from that provided by the Company.

Concession agreements and authorization

Copel Geração e Transmissão	Interest %	Maturity
Generation concession 045/1999
HPP Rio dos Patos (a) (b) (c)	100	02.14.2014
HPP Gov. Pedro Viriato Parigot de Souza (GPS) (a) (b)	100	07.07.2015
HPP Mourão I (a) (b)	100	07.07.2015
TPP Figueira	100	03.26.2019
HPP Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	100	05.23.2023
HPP São Jorge	100	12.03.2024
HPP Guaricana	100	08.16.2026
HPP Derivação do Rio Jordão (d)	100	11.15.2029
HPP Gov. Ney Aminthas de Barros Braga (Segredo)	100	11.15.2029
HPP Gov. José Richa (Salto Caxias)	100	05.04.2030
SHP Melissa (f)	100	-
SHP Pitangui (f)	100	-
SHP Salto do Vau (f)	100	-

Generation concession 001/2011
HPP Colíder (e)	100	01.16.2046

Generation Concession - Use of Public Property - 007/2013
HPP Chopim I (a) (b) (d)	100	07.07.2015
HPP Apucaraninha (d)	100	10.12.2025
HPP Chaminé (d)	100	08.16.2026
HPP Cavernoso (d)	100	01.07.2031

Use of Public Property Concession - 002/2012
HPP Baixo Iguaçu (g)	30	08.19.2047

Authorizations
Resolution 278/1999 - UEE Palmas	100	09.28.2029
Resolution 351/1999 - TPP Araucária (20% - Copel)	60	12.22.2029
Ordinance 133/2011 - SHP Cavernoso II	100	02.27.2046

Generation Concession - 001/2007
HPP Mauá	51	07.02.2042

In progress for homologation from ANEEL
HPP Marumbi	100	-
(a) Plant not renew ed pursuant to Executive Act 579/2012 - Concessionaire's prerogative
(b) By the end of the concession the project w ill be offered for competitive bidding
(c) The Company w ill remain responsible for providing the pow er plant services until the concessionaire that has w on the bidding assumes the enterprise.
(d) Pow er plants that underw ent change in the exploration system from a Public Service regime to an Independent Producer Regime
(f) At plants w ith capacity of less than 1 MW, only register w ith ANEEL
(e) Building under construction
(g) As of 10/10/2014 the 1st amendment to the MME Concession Agreement no. 002/2012 w as signed formalizing the transfer of part of the HPP Baixo Iguaçu Concession to Copel Geração e Transmissão.

Copel Geração e Transmissão	Interest %	Maturity
Transmission Lines and Substations
Contract 060/01 - transmission facilities (a)	100	12.05.2042
Contract 075/01 - Transmission line Bateias - Jaguariaíva	100	08.16.2031
Contract 006/08 - Transmission line Bateias - Pilarzinho	100	03.16.2038
Contract 027/09 - Transmission line Foz do Iguaçu - Cascavel Oeste	100	11.18.2039
Contract 010/10 - Transmission Line Araraquara 2 - Taubaté (b)	100	10.05.2040
Contract 015/10 - Substation Cerquilho III (b)	100	10.05.2040
Contract 001/12 - Transmission line Cascavel Oeste - Umuarama (b)	51	01.11.2042
Contract 004/12 - Transmission line Nova Santa Rita - Camaquã 3 (b)	20	05.09.2042
Contract 007/12 - Transmission line Umuarama - Guaira (b)	49	05.09.2042
Contract 008/12 - Transmission line Curitiba - Curitiba Leste (b)	80	05.09.2042
Contract 011/12 - Transmission line Açailândia - Miranda II	49	05.09.2042
Contract 012/12 - Transmission line Paranaíta - Ribeirãozinho (b)	49	05.09.2042
Contract 013/12 - Transmission line Ribeirãozinho - Marimbondo II (b)	49	05.09.2042
Contract 022/12 - Transmission line - Foz do Chopim - Salto Osorio (b)	100	08.26.2042
Contract 002/13 - Transmission line - Assis - Paraguaçu Paulista II (b)	100	02.24.2043
Contract 007/13 - Transmission line - Barreiras II - Pirapora 2 (b)	24,5	05.01.2043
Contract 001/14 - Transmission line - Itatiba - Bateias (b)	50,1	05.13.2044
Contract 005/14 - Transmission line - Bateias - Curitiba Norte (b)	100	01.28.2044
Contract 019/14 - Transmission line - Estreito - Fernão Dias (b)	49	09.04.2044
Contract 021/14 - Transmission line - Foz do Chopim - Realeza (b)	100	09.04.2044
Contract 022/14 - Transmission line - Assis - Londrina (b)	100	09.04.2044
(a) Concession renew ed pursuant to Executive Act 579/2012
(b) Buildings under construction

Copel	Interest %	Maturity
Concessions/authorizations contracts
Copel Distribuição - Contract 046/99 - Distribution Facilities (a)	100	07.07.2015
Elejor - Contract 125/2001 - HPP Fundão e Santa Clara	70	10.24.2036
Authorization contract - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.18.2032
Dona Francisca Energética - Contract 188/1998 - HPP Dona Francisca	23	08.27.2033
Foz do Chopim - authorization contract - SHP Foz do Chopim - 114/2000	36	04.23.2030
UEG Araucária - authorization nº 351/1999 - UTE Araucária (60% Copel GET)	20	12.22.2029
Compagás - concession gas distribution contract	51	07.06.2024
Nova Asa Branca I - MME Ordinance 267/2011 - WPP Asa Branca I (b)	100	04.24.2046
Nova Asa Branca II - MME Ordinance 333/2011 - WPP Asa Branca II (b)	100	05.30.2046
Nova Asa Branca III - MME Ordinance 334/2011 - WPP Asa Branca III (b)	100	05.30.2046
Nova Eurus IV - MME Ordinance 273/2011 -WPP Eurus IV (b)	100	04.26.2046
Santa Maria - MME Ordinance 274/2012 - WPP SM (b)	100	05.07.2047
Santa Helena - MME Ordinance 207/2012 - WPP Santa Helena (b)	100	04.08.2047
Ventos de Santo Uriel - MME Ordinance 201/2012 - WPPSanto Uriel (b)	100	04.08.2047
São Bento - MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.27.2046
- MME Ordinance 263 /2011 - WPP Farol	100	04.19.2046
- MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	05.31.2046
- MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.18.2046
Voltalia - MME Ordinance 173 /2012 - WPP São João (b)	49	03.25.2047
- MME Ordinance 204 /2012 - WPP Carnaúbas (b)	49	04.08.2047
- MME Ordinance 230 /2012 - WPP Reduto (b)	49	04.15.2047
- MME Ordinance 233/2012 - WPP Santo Cristo (b)	49	04.17.2047
(a) Sent on May 31, 2012 requesting extension of concession and sent on October 11, 2012 ratification of the requesting extension of concession (Executive Act 579/2012)
(b) Buildings under construction

35.2.6     Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagás and UEG Araucária.

35.3      Capital management

The Company always seeks to maintain a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. It seeks to maintain a balance between the highest possible returns with more adequate levels of loans and the advantages and security provided by a healthy capital position. Thus, it maximizes the return for all interested parties in its operations, optimizing the balance of debts and equity.

The capital structure is composed of:

a)     net indebtedness, defined as total loans, financing and debentures, net of cash and cash equivalents and short term bonds and securities; and

b)     own capital, defined as total equity.

	Parent company		Consolidated
Indebtedness	03.31.2015	12.31.2014	03.31.2015	12.31.2014
Loans and financing	946,368	958,416	3,900,161	3,468,950
Debentures	1,043,103	1,010,485	2,651,069	2,585,448
(-) Cash and cash equivalents	18,953	34,862	1,132,473	740,131
(-) Derivative financial instruments	156	152	280,390	459,115
Net debt	1,970,362	1,933,887	5,138,367	4,855,152
Equity	13,765,204	13,330,689	14,131,518	13,682,780
Equity indebtedness	0.14	0.15	0.36	0.35

36      Related Party Transactions

36.1      Main transactions between related parties

Consolidated	Assets		Liabilities		Income (loss)
Related parties / Nature of operation	03.31.2015	12.31.2014	03.31.2015	12.31.2014	03.31.2015	12.31.2014
Controlling shareholder
State of Paraná (a)
"Luz Fraterna" program (b)	145,082	139,817	-	-	-	-
Remuneration and employ social security charges assigned (c)	1,020	908	-	-	-	-
Telecommunication services (d)	43,092	39,489	-	-	6,814	7,047
Entities with significant influence
BNDES and BNDESPAR (e)
Financing (Note 22.5)	-	-	1,515,430	1,526,141	(25,977)	(17,999)
Debêntures - Compagás (Note 23.d)	-	-	53,554	53,554	(522)	(374)
Joint ventures
Costa Oeste Transmissora de Energia (f)
Operating and maintenance services	50	48	-	-	152	-
Basic and connecting netw ork	-	-	-	40	(396)	-
Marumbi Transmissora de Energia (g)	-	-	-	-	-	551
Caiuá Transmissora de Energia (h)
Basic and connecting netw ork	-	-	134	354	(2,369)	-
Integração Maranhense Transmissora de Energia (i)
Basic netw ork grid	-	-	-	5	(357)	-
Transmissora Sul Brasileria de Energia (i)
Basic netw ork grid	-	-	-	23	(284)	-
Associates
Dona Francisca Energética S.A. (j)	-	-	6,538	6,538	(18,990)	(18,356)
Foz do Chopim Energética Ltda. (k)	155	155	-	-	465	431
Sercomtel S.A. Telecomunicações (l)	-	-	-	-	754	597
Companhia de Saneamento do Paraná
Treated w ater, sew age collection and treatment	-	-	3	4	(282)	(351)
Use of w ater from Represa do Alagado	100	72	-	-	99	-
Telecommunications services (m)	236	246	-	-	692	599
Key management staff
Fees and social security charges (Note 32.3)	-	-	-	-	(4,115)	(3,918)
Pension and healthcare plans (Note 24)	-	-	-	-	(208)	(248)
Other related parties
Fundação Copel
Administrative property rental	-	-	-	-	(3,923)	(2,939)
Pension and healthcare plans (Note 24)	-	-	924,677	898,618	-	-
Leasing and telecomunications services (n)	-	-	-	-	72	68
Lactec (o)	26,769	28,693	1,583	1,168	(1,919)	(414)

a)     To State of Paraná was proposed, as dividends from the year 2014, the amount of R$184,733. Of this amount, it was anticipated in November 2014 the value of R$113,010. The remaining portion of R$71,723, will be distributed as from June 22, 2015, as approved the destination of profit for the year 2014 at the Annual General Meeting - AGM, held on April 23, 2015

b)     The Luz Fraterna Program, created under Law no. 491/ 2013 and no. 17,639, dated July 31, 2013, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 120 kWh a month. This benefit is available to residential customers with single phase connections, rural customers with single phase connections or two phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel Distribuição. R$137,137 of the total is accounted for in the related parties account in the parent company's books of account, according to note 16.1.

c)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The balances shown are net of allowance for loan losses (PCLD) in the amount of R$1,237 on March 31, 2015 (R$1,195 on December 31, 2014).

d)     Telecommunications services rendered in accordance with the agreement entered into by Copel Telecomunicações with the State of Paraná.

e)     BNDES is the parent company of BNDES Participações SA (BNDESPAR) that holds 23.96% of the share capital of the Company (26.41% of the common shares and 21.27% of class B preferred shares). BNDESPAR will be proposed receipt of dividends for the 2014 fiscal year totaling R$148,402 (R$147,329 net of withheld income tax), of which a net value of R$89,705, in advance in November 2014. The remainder net amount of R$57,624, will be distribute from June 22, 2015 as approved the allocation of the income for the year 2014, at the Annual General Meeting (AGM) held on April 23, 2015.

f)      Engineering services agreement, which matures on October 30, 2015, and operation and maintenance service agreement, which matures on 12.26.2018, entered into between Costa Oeste Transmissora and Copel Geração e Transmissão.

Use agreement of the transmission system, permanent, and connection agreement to the transmission system, due to the termination of the concession of the distributor or transmitter, whichever comes first, carried out between Costa Oeste Transmissora and Copel Distribuição.

g)     Engineering services agreement, signed by Marumbi Transmissora de Energia and Copel Geração e Transmissão, expiring on September 30, 2015.

h)     Operation and maintenance agreement due on July 29, 2016, signed by Caiuá Transmissora de Energia and Copel Geração e Transmissão.

Use of Agreement of the transmission system, permanent, for hiring the Amount of Use of Transmission System - Must, with amounts set for the subsequent four years, with annual reviews, and connection agreement to the transmission system, due by the end of concession of distribution or transmission company, whichever occurs first, conducted between Caiuá Transmissora and Copel Distribuição.

i)      Use of agreement of the transmission system, permanent, for hiring the Must, with amounts set for the subsequent four years, with annual reviews, conducted between Integração Maranhense and Transmissora Sul Brasileira with Copel Distribuição.

j)      Power purchase and sale agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on March 31, 2015. The new agreement celebrated on March 12, 2015, has initial date on April 1, 2015 and ends in March 31, 2025.

k)     Agreements entered into between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão, one for rendering operation and maintenance services, which matures on May 20, 2015, and the other for establishing a connection with the transmission system, which matures on July 7, 2015.

l)      Light pole sharing agreement, signed between Sercomtel S.A Telecomunicações and Copel Distribuição, expiring on December 28, 2018.

m)    Telecommunications services provided in accordance with the contract between Copel Telecomunicações and Sanepar.

n)     Telecommunications services provided and rental and leasing of equipment and infrastructure, in accordance with the contracts between Copel Telecomunicações and Fundação Copel.

o)     The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associated. Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by Aneel.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to Aneel.

Other transactions between the parent company and its related parties are shown in notes 8 - On-lending of the balance of the account that records results to be offset (CRC) to the State Government of Parana 16 - Related Parties and 17 - Investments.

The amounts resulting from the operating activities of Copel Distribuição with related parties are invoiced according to electricity rates approved by Aneel.

36.2      Guarantees and endorsements awarded to related parties

36.2.1     Granted to jointly controlled entities

The Parent Company and São Bento granted the following guarantees and endorsements:

a)     guarantee given for the issue of loans and debentures by subsidiaries, according to notes 22.5, 22.7 and 23; and

b)     endorsements for its equity interest of 23.03% to its associated company Dona Francisca Energética S.A., in 2002, in financing secured from the BNDES (joint endorsement) and Bradesco (joint endorsement), for settlement by 2015. As of March 31, 2015, the restated outstanding balances amounted to R$1,776 with BNDES and R$900 with Bradesco.

36.2.2     Granted to joint ventures

Joint ventures	Operations	Date issued	Final maturity	Amount approved	Total issued	03.31.2015	% Endorsement /Security	Amount endorsement / security
Caiuá Transmissora (a)	Financing	12.23.2013	02.15.2029	84,600	79,600	88,953	49.0	43,587
Costa Oeste (b)	Financing	12.30.2013	11.15.2028	36,720	31,000	34,690	51.0	17,692
Guaraciaba Transmissora (c)	Debentures	06.20.2013	06.20.2015	400,000	400,000	412,298	49.0	202,026
Integração Maranhense (d)	Financing	12.30.2013	02.15.2029	142,150	131,400	148,172	49.0	72,604
Mata de Santa Genebra (e)	Debentures	09.10.2014	03.12.2016	469,000	48,000	51,103	50.1	25,603
Matrinchã Transmissora (f)	Financing	12.27.2013	05.15.2029	691,440	541,965	613,234	49.0	300,485
Transmissora Sul Brasileira (g)	Financing	12.12.2013	07.15.2028	266,572	260,145	256,714	20.0	51,343
Transmissora Sul Brasileira (h)	Debentures	09.15.2014	09.15.2028	77,550	77,550	84,838	20.0	16,968
Paranaíba (i)	Debentures	11.24.2014	11.24.2015	350,000	350,000	365,922	24.5	89,651
Marumbi (j)	Financing	10.06.2014	07.15.2029	55,037	49,780	50,748	80.0	40,598

Financial institution (fund provider):
BNDES: (a) (b) (d) (f) (g) (h) (i)
Allocation:
Investment Program and/or Working capital.
Endorsement/Security:
Provided by Copel Geração e Transmissão: (a) (d)
Provided by Copel: (b) (c) (e) (f) (g) (h) (i) (j)
Securities offered for the transaction:
Lien on shares given by Copel Geração e Transmissão: 49% (a) (d) (f); 51% (b); 20% (g) (h); 80% (j).

37      Insurance

Details by risk type and effectiveness date of the main policies can be seen below:

Consolidated	Final	Amount
Policy	maturity	Insured
Nominated Risks	24/08/2015	1,929,357
Fire - Company-ow ned and rented facilities	24/08/2015	519,501
Civil liability - Compagás	30/10/2015	4,200
Domestic and international transport - export and import	24/08/2015	policy for registration
Multi-risk - Compagás	18/12/2015	21,750
Multi-risk - Compagás	26/04/2015	470
Life insurance - Compagás	30/07/2015	36 x employee's salary
Multi-risk - Elejor	11/04/2015	395,099
Vehicles - Compagás	16/09/2015	market value
Miscellaneous risks	24/08/2015	970
Financial Guarantee - Elejor	01/01/2016	3,664
Nominated risks - Elejor	06/06/2015	500
Operational risks - UEG Araucária (a)	31/05/2015	1,157,147
Court bond - Compagás	03/02/2016	56,938
Performance bond - Aneel	30/07/2015	44,319
Performance bond - Aneel	27/12/2015	1,850
Operational risks - HPP Mauá - Consórcio Energético Cruzeiro do Sul	23/11/2015	342,139
Liability for directors and administrators - D&O (a)	30/06/2015	80,200
Performance bond - w ind farm	30/06/2015	22,200
Performance bond - w ind farm	15/08/2015	6,600
Performance bond - w ind farm	30/06/2015	3,047
Payment Guarantee - w ind farm	31/03/2015	6,000
Performance bond - Brazil's National Oil Agency - ANP	11/11/2018	59,440
Performance bond - Aneel	30/11/2017	2,450
Performance bond - Aneel	02/06/2018	6,750
Participation guarantee - Brazil's National Oil Agency - ANP	03/09/2015	862
Performance bond - Aneel	01/04/2016	2,890
Performance bond - Aneel	05/07/2015	12,500
Performance bond - CREA - PARANA	31/12/2016	24
Participation guarantee - Aneel	04/02/2016	646
Participation Guarantee - Electric Pow er Trade Chamber - CCEE	27/06/2015	44,863
Participation Guarantee - Electric Pow er Trade Chamber - CCEE	23/05/2015	14,013
Participation guarantee - Aneel	17/05/2015	7,404
Financial guarantee - Cosern	01/11/2015	21
Performance bond - Aneel	30/04/2015	22,143
Engineering risks - Vestas	01/02/2017	338,348
Operational risks - São Bento	01/07/2015	390,935
Civil liability - São Bento	05/07/2015	20,000
Performance bond - Aneel	31/10/2018	37,751
Performance bond - Aneel	31/01/2020	26,609
(a) The values of the insured of operating risks - UEG Araucária and civil liability insurance for directors and officers habe been translated from USD into BRL, w ith the current rate R$3.2080, as of March 31, 2015

INDEPENDENT AUDITORS’ REVIEW REPORT

To the Shareholders and Management

Companhia Paranaense de Energia - COPEL

Curitiba – PR

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Paranaense de Energia - COPEL included in the Quarterly Information Forms, for the quarter ended March 31, 2015, which include the statement of financial position at March 31, 2015 and the related statements of income and comprehensive income for the three-month periods then ended, and the statements of changes in equity and cash flows for the three-month period then ended, including a summary of the significant accounting practices and other notes to the financial statements.

Management is responsible for preparing and presenting these interim financial information in accordance with Technical Pronouncement CPC 21 (R1) – Interim Statements and with the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, and for presenting this information in a manner consistent with the norms issued by the Brazilian Securities and Exchange Commission (CVM), applicable for preparing Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Extent of our review

We performed our review in accordance with Brazilian and international standards for reviewing interim information (NBC TR 2410 – Review of Interim Information Performed by the Entity’s Auditors and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making enquiries, mainly of persons responsible for financial and accounting issues and applying analytical procedures and other review procedures. The extent of our review is significantly less than that for an audit undertaken in accordance with auditing standards and consequently, did not enable us to obtain assurance that we were informed of all of the significant issues that could be identified during an audit. Therefore, we do not express an audit opinion.

Unqualified conclusion on the individual and consolidated interim financial information

Based on our review, we are not aware of any fact that would lead us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above, have not been prepared, in all material respects, according to CPC Pronouncement 21(R1) and IAS 34 applicable to the preparation of quarterly information and have not been disclosed in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other issues

Statements of added value

We also reviewed the individual and consolidated interim statements of added value, for the three-month period ended March, 31 2015, which are management’s responsibility and presentation of which in the interim statements is required according to the norms issued by the Brazilian Securities and Exchange Commission, applicable for preparing Quarterly Information - ITR and considered supplementary information by the IFRS, which do not require a statement of added value to be reported. These statements were subject to the same review procedures described previously, and based on our review, we are not aware of any fact that would leads us to believe that they were not prepared, in all material respects, in accordance with the interim individual and consolidated financial information taken as a whole.

Curitiba, May 14, 2015

KPMG Auditores Independentes

CRC 2SP014428/O-6-F-PR

A free translation of the original report signed in Portuguese

João Alberto Dias Panceri

Accountant CRC PR048555/O2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 6, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.